UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

[X] Form C: Offering Statement
[ ] Form C-U: Progress Update
[ ] Form C/A: Amendment to Offering Statement
    [ ] Check box if Amendment is material and investors must reconfirm within five business days.

[ ] Form C-AR: Annual Report
[ ] Form C-AR/A: Amendment to Annual Report
[ ] Form C-TR: Termination of Reporting

Name of Issuer:

MANSOOR X II LLC

Legal Status of Issuer:

Form:

LIMITED LIABILITY COMPANY

Jurisdiction of Incorporation/Organization:

DELAWARE

Date of Organization:

JULY 27, 2022

Physical Address of Issuer:

414 Light St #2103, Baltimore MD

Website of Issuer:

Is there a co-issuer?   [ ] Yes [X] No

Name of intermediary through which the offering will be conducted:

ANDES CAPITAL GROUP

CIK number of intermediary:

0001348811

SEC file number of intermediary:

8-67202

CRD number, if applicable, of intermediary:

139212

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the Issuer shall pay a fee of two and one-half percent (2.5%) of the amount raised in the offering to the intermediary. Plus an additional one percent (1%) for securities directly placed by intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None

Type of Security Offered:

Class A Membership Interest

Target number of securities to be offered:

500

Price (or method for determining price):

$1,000 per Interest

Target offering amount:

$500,000

Minimum Investment Amount:

$1,000

Oversubscriptions accepted: ☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated:
☐ Pro-rata basis ☐ First-come, first-served basis ☒ Other – provide a description:

At the discretion of the issuer or intermediary.

Maximum offering amount (if different from target offering amount):

$5,000,000

Maximum number of securities to be offered:

5,000

Deadline to reach the offering amount:

October 13, 2023

Disbursement from Escrow: Thirty (30) days or such frequency as determined between the Issuer and Intermediary.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed Investors. Each time the Company may access invested funds held in the Escrow Account, all new Investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed Investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of executives:

1

Current number of employees:

5

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Mansoor X II LLC
(Issuer)

By

BAH

_____
(Signature)
Marouane Bah

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

BAH

_____
(Signature)

Marouane Bah

10/11/2022

_____
(Date)

TABLE OF CONTENTS

OCTOBER 14, 2022

MANSOOR X II, LLC

FORM C
Up to $5,000,000 of Class A Membership Interests
$1,000 per Unit



Mansoor X II LLC ("MXII", the "Company," "we," "us," or "our"), is offering a minimum amount of $500,000 (the "Target Offering Amount") and up to a maximum amount of $5,000,000 (the "Maximum Offering Amount") of Class A Membership Units (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by October 13, 2023 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "Investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, Andes Capital Group (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of Class A Membership Interest Units, as further described below. Securities sold in this Offering will be deposited into an escrow account maintained by Enterprise Bank and will reflect each Investors' beneficial interest in the Membership Interest Units. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Securities at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC" or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

THE COMPANY

1.   Name of issuer: **Mansoor X II LLC**

ELIGIBILITY

2.   **Mansoor X II LLC** certifies that all of the following statements are true:

•   Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

•   Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

•   Not an investment company registered or required to be registered under the Investment Company Act of 1940.

•   Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

•   Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

•   Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

•   The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [X] No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: Mansoorx.fund

The issuer must continue to comply with the ongoing reporting requirements until:
(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3)   The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4)   the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

OFFICERS OF THE COMPANY

The officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Marouane Bah	Principal Manager	Real Estate Acquisition	July 27, 2022 - Present
	Chief Operating Officer, Boston Realty Institute	Executive Director, Instructor, Principal Mapped and executed marketing, human resources, budgets, operational, and financial models	2007 - Present
	Chief Operating Officer Professional Institute of Madina (PIM), Ratoma, Republic of Guinea, Africa	Executive Director, Project Manager, Founder: Successfully opened Guinea's first private, civilian institution; Established operational procedures and met international trade standards	2009-2013
	Chief Executive Officer, Cre-Cent Realty and Financial Inc.	Chief Operating Officer, President, Principal Broker: Recruited and trained agents; Defined operational and human resources policies and procedures	2004-2010



MANSOOR X

BUILDING
WEALTH

BIOGRAPHY



Marouane Bah, Manager

Mr. Bah is a Real Estate Industry expert with a broad background of educational and business achievements. with a humanitarian consciousness is committed to founding, growing, and supporting both for-profit and non-profit social ventures. As an executive with Boston Realty Institute, he focused on sustainable development projects concentrating on economic empowerment and poverty alleviation through real estate development and education. Over the past 8 years he has facilitated the development of over 2000 real estate professionals, expanded the business to the New England and Mid-Atlantic regions, and added a non-profit arm to the organization.

As Principal of the Boston Realty Institute, Mr. Bah identified the need for a real estate sales training institute. Once opened, it was the only school of its kind in downtown Boston. Mr. Bah developed the 40-hour curriculum, instructed classes, and has educated more than 20% of Boston area realtors and brokers since its opening.

While developing the training institute in Boston, Mr. Bah founded the Professional Institute of Madina, a non-profit vocational technical school in Guinea West Africa. His primary focus has been combating the 40% unemployment rate in Guinea and surrounding countries. Mr. Bah successfully opened the first trade and vocational school in the country while brokering 3 international real estate transactions in effort to secure buildings and land

As a 25 year veteran in real estate and property investment, Mr. Bah became Re/max's youngest franchise owner and relaunched a 20 year old agency amassing $10 million in annual real property investments and transactions and growing sales by 300%. His real-estate portfolio includes real property investments and multi-million dollar international construction projects. As a leader in real-estate, Mr. Bah has developed a significant relationship with Re/max, and mentors other agents in stagnant markets.

In 2004, Mr. Bah concluded his seven year commitment in the United States Marine Corps as a Non-Commissioned Officer in Charge, where he served with the Advanced Contingency Force, and US first responders for global natural disasters, humanitarian relief, and conflicts. Mr. Bah held leadership roles and is a highly decorated Marine, who has been awarded multiple medals, commendations, and distinctions. The discipline he learned in his time with the USMC has contributed to his commitment to succeed in business and helping others.



MANSOOR X
BUILDING
WEALTH

ANTICIPATED BUSINESS PLAN

INTRODUCTION

Mansoor X II LLC (the "Company" or the "Fund") was formed for the purpose of acquiring and managing Commercial and Industrial real estate assets. The Company will seek to acquire and manage high quality real estate assets with the intention of providing participating investors with a real estate focused investment opportunity that combines income, principal investment growth, and elements of capital preservation. The Fund is managed by X Baltimore LLC ("XB" or the "Fund Manager"), a New England and Mid Atlantic company formed in 2022 that specializes in real estate asset acquisition and management. XB is managed by three highly experienced real estate and finance professionals with a combined 40 years of experience in the New England and Mid Atlantic real estate market.

The Fund's primary focus is creating and maintaining investor wealth through local alternative real estate investment strategies. The management team's collective abilities provide an advantage over investing individually by allowing the Fund to quickly and efficiently address any real estate acquisition and management issues. The Fund's ability to invest with aggregated capital also provides greatly enhanced negotiation leverage as the Fund can close acquisitions quickly and without the typical financing delays encountered with other purchasers that require institutional financing to close on a property. Since the Fund's primary managers are directly involved in the placement of investment funds into select real estate assets, we can manage our investments more actively than large institutional investors. By investing in a Fund with experienced and specialized management, investors are freed from the complexities and time required for individual property ownership.

Over the years, our individual Fund managers have seen extreme market fluctuations; because of this, the Fund management team is always researching market trends to develop strategies allowing us to mitigate this volatility and reduce negative effects on our investors. This experience has also better positioned the Fund to take advantage of market opportunities presented in times of uncertainty. This proactive approach sets Mansoor X II LLC apart from our competition.

The Fund's management team has identified compelling market opportunities for the acquisition of commercial and industrial assets in certain markets within New England and Mid Atlantic. This Private Placement Memorandum will outline the Fund's proprietary strategies for executing on these opportunities and the pertinent details regarding investment in the Fund's securities.

Fund Management Methodology

The Fund will pursue investments by utilizing the extensive expertise of the Fund Manager in acquiring and managing compelling commercial and industrial assets that meet the Fund's asset acquisition criteria. The Fund may also target certain off-market, bank owned non-performing distressed commercial assets to achieve attractive risk-adjusted returns. The Fund will target investment opportunities in the primary target markets of Washington D.C. - Baltimore, Philly, New York City Metro, Providence and Boston. New England and Mid Atlantic, (the "Target Markets").

Fund Management Track Record

The Fund Manager believes that its core industry expertise in implementing a balanced investment ideology coupled with consistent focused approach to property management, leasing and timely disposition of assets has strongly impacted its past performance. Since 2022, the Fund Manager, while jointly investing nearly $6.7 million of capital with private investors, has successfully acquired and managed over ten off-market, bank owned properties and executed over sixteen real estate asset acquisition transactions including office buildings, shopping centers, industrial, and commercial properties. The Fund Manager previously managed a successful real estate focused investment fund originating in 2012 and closed in 2018. The prior real estate focused fund, MBAH LLC, achieved a 25% net aggregate internal rate of return and a 1.9x multiple in sold properties on realized $2 million of invested equity. The Fund Manager believes that these returns are particularly compelling on a risk-adjusted basis as conservative leverage was utilized on average across all investments within the operational model for the MBAH LLC.

The Fund Manager intends to deploy a similar, non-leveraged investment methodology in the Mansoor X II to produce superior anticipated returns for investors.

Geographic Focus
In the opinion of the Fund Manager, the New England and Mid Atlantic commercial real estate markets of Washington DC to Boston, provide a compelling opportunity for the purchase, management, and disposition of under-valued and distressed Commercial and Industrial real estate assets. The Fund Manager's construction and distressed real estate mitigation background provides it the capability to accurately evaluate certain acquisition opportunities with the intent to rehabilitate the asset, engage in a reposition and lease-up, and then ultimately sell the improved asset for a net gain. Certain secondary markets in the D.C., Maryland, and Virginia (DMV) area also offer similar opportunities and are areas wherein the Fund Manager has significant market operating history and expertise.

MARKET FOCUS:
Mid Atlantic - The DMV commercial market experienced an increase in industrial construction in 2008 to present. Most real estate analysts project that the market will easily absorb the new units, and recent data appears to verify this projection. At the end of 2013, the market's occupancy rate was 96.2 percent, and rents increased 3.6 percent year-over-year, according to MPF Research.

Washington DC - D.C. has the fifth-highest concentration of people between the ages of 25 and 34 in the nation, roughly 500,000 people who are likely to be renters. Moreover, Washington D.C. continues to be one of the country's most expensive and desirable housing markets, and more than half of its residents are renters. This presents an attractive opportunity for the acquisition and reposition of distressed commercial assets targeted at the middle market tier rental unit consumer.

Fairfax- Virginia has led the nation in tech jobs. It is also the birthplace of the internet and the dot. com bubble. It is a hub for government and military jobs and Home to DARPA as well as high-profile government agencies like Langley, CIA, and others.

The Fund Manager expects rental growth to be stronger in lower in Class B properties than in top-tier class A properties. Affordability is a more significant challenge in the DC metro area, than in most metro areas which is why the Fund will focus on low Class C and mid market Class B tier properties to maximize available market and absorption. Based on market research performed by the Fund Manager, the 2021-2022 performance outlook for the Central Business Districts (CBD) commercial market remains attractive with expected occupancy loss limited to 20 basis points or less and rents likely to climb 3.9 - 4.6 percent.

<u>Market Focus: Mid Atlantic</u>
The New York Metro Area has been a top commercial market for the past several years, and the city continues to attract high-paying jobs and well educated residents. New York led the nation in fintech jobs from 2007 to 2022, with tech-related employment rising 51.8 percent over that period, Finance jobs rising, and Service industry jobs rising, according to Bloomberg Technology Summit. New York County also boasts the lowest unemployment rate in the state.

Demand for industrials is extremely strong since real estate housing in New York is not affordable for most Business with median incomes. High levels of occupancy rates provides pricing power to commercial property owners and operators. New York has experienced some of the strongest year over year rental rate growth over the past 3 years.

Current industrial completions will be very concentrated in the southern portion of the target market area. While New York's top tier market is strong, it is the Fund Manager's belief that the middle tier market will experience the strongest growth over the next five years, particularly with a looming recession. It is anticipated that operator will downgrade from Class A to Class B in anticipation of a softening market

<u>Market Focus: New England</u>
The local economy of Boston and the surrounding New England area is very strong and current consensus projections have the economy expanding up to 4.3% in the next year. On average, it has added 30,000 to 40,000 jobs annually for the past several years and employment growth is expected to average 2.1 percent annually, according to ICC Data Research. The market has seen significant growth in technology jobs, drawing millennials to the area.

The Fund Management team has identified the strong employment market occurring in the heart of the city and industrial construction in and around downtown Boston driving a metro area that appears likely to be the next U.S. metro that will offer a vibrant urban core similar to the environments seen in Manhattan and the downtowns of New York and Chicago.

Sharps and Willen Apartment Advisors, LLC expects 33,000 new units to be introduced to the market in the next five years, but that job growth will create 42,000 new renters over the next five years. Research completed by the Fund Manager indicates that the region added approximately 52,000 jobs in 2013 and is poised to add another 52,000 jobs in 2014, with a total of 194,200 jobs over the next five years.

Conclusion: Targeted Opportunities Sourced through a Proprietary Methodology
The Fund Manager believes that opportunities exist for the purchase, rehabilitation, and re-positioning of distressed and below market properties located in desirable commercial geographic areas with strong internal fundamentals.

The collective experience of the Fund Management team lends itself to evaluating these opportunities and executing on a short and long term investment plan that involves low external financial leverage and assets purchased in trending urban markets with strong core fundamentals.

Furthermore, the principals of the Fund Management entity have established core long term relationships with real estate sector and banking sector professionals in the target markets that will provide the Fund with the capability to source and acquire off-market and bank owned properties that would be difficult for competing real estate investment funds and real estate investors to source for acquisition. The distinct advantage of aggregated investment capital deployed through the Fund, combined with an asset sourcing methodology that is relationship based, provides the Fund the capability to acquire properties with high return potential and acquire properties in bulk. Purchasing bulk packages of properties from an institution provides additional capacity for the Fund to negotiate an attractive cost basis for the acquired assets.

The Fund Manager maintains a strict adherence to its real estate asset vetting and underwriting process. This process has been developed and refined over a twenty year period and was successfully deployed through MBAH LLC previously managed by the Fund Manager. The Fund Manager will perform physical asset vetting along with financial modeling, market research, and projected expense, capital gains, and revenue forecasts to assist in properly vetting a target asset for inclusion into the Fund. This process ensures that only certain assets that meet strict metrics will be considered for acquisition. While no vetting process can completely eliminate market or asset re-positioning risks, the process deployed by the Fund Manager is expected to significantly reduce unexpected property improvement expenses and position the Fund properly to achieve its stated long term investment and Fund performance goals.

The Fund Manager believes in operating only in areas where it holds a strategic advantage. The Fund Manager has significant experience in the Washington D.C., Baltimore, New York, and Boston real estate markets, and will exploit the strategic advantages it holds to maximize returns for investors while deploying vetting and underwriting policies designed to reduce execution and market risk.

THE METHODOLOGY

The Fund intends to operate as a hybrid real estate investment fund with a certain portion of allocated capital being utilized for shorter term opportunities and the balance for acquisitions that will mature over a five year period. The Fund's execution strategy for those opportunities is detailed below:

Short Term Investments (under 18 months): The Fund Manager anticipates that thirty percent (30%) of capital from the Offering will be allocated towards opportunities that involve acquisition, re-position and/or rehabilitation, and asset disposition in under 18 months. Many of these opportunities will be sourced from distressed sellers or "special circumstance" type acquisitions (package Bank REO, seller joint venture, etc.) wherein a significant amount of equity and value is present from the time of acquisition and additional equity and profit is realized through the re-position, rebranding, and rehabilitation process.

Properties in this category are anticipated to require more re-positioning and rehabilitation work and would be reflected in the distressed level acquisition costs. The construction and rehabilitation experience of the Fund Manager is a critical part of this process as that expertise will allow the Fund to fully assess expected costs, time-frames, and other important metrics to maximize net profit and minimize risks related to unexpected rehabilitation costs and re-position expenses.

Long Term Investments (3 to 5 years): The Fund Manager intends to allocate approximately seventy percent (70%) of invested capital towards acquisitions that will require a longer duration of time to mature prior to disposition. The Fund Manager expects that these assets will still be sourced at attractive acquisition rates, however the properties may not require as much rehabilitation or may be located in areas that demand a higher acquisition premium and thus the Fund Manager expects less initial equity immediately post-acquisition. The Fund Manager still intends to deploy elements of rehabilitation and re-positioning to maximize value and allow for maximum rental rates per square foot. Assets in this category will typically be held in the Fund's portfolio for three to five years prior to disposition.

Once capitalized, the Fund will commence principal acquisition and management operations. The Fund has developed a specific methodology for sourcing, vetting, acquiring, and disposing of real estate assets.

Asset Sourcing

The Fund Manager engages with entities that control multiple properties, such as lenders, servicers, and operators, and seeks to locate assets in their portfolios that would be potential investment opportunities. Concurrently, the Fund Manager employs its value-add methodology that focuses on specific assets that it believes are distressed or are otherwise attractive investment opportunities. The Senior Principals of the Fund Manager have an extensive network of relationships with local and national brokers, lenders, special servicers developed out of the last several years of distressed commercial real estate industry experience that provides the Fund with superior access to investment opportunities.

The Fund believes that these relationships will allow the Fund to: (i) view many assets before they are marketed to the wider investment community, (ii) consummate transactions with distressed property owners, (iii) achieve favorable pricing by avoiding "auction" processes, and (iv) gain a competitive edge in marketed assets due to a strong track record of closing transactions. The Fund Manager expects that over 60% of the assets acquired by the Fund will be off-market properties sourced through proprietary contacts.

Acquisition Criteria
- Property Type: Commercial and Industrial Assets
- Mostly class "B" and "C" properties
- Average Property Size: 10,000-200,000 sq/ft
- Estimated Average Age of Target Properties: 5-30 years old
- Deferred maintenance and rehabilitation expected on certain properties
- Washington D.C., Baltimore, MD, New York, NY, and Boston, MA are primary target markets
- Ideal locations Central Business Districts, public transportation, shopping, employment centers
- At least 20,000 population or greater within a 3-mile radius
- Acquisition price less than 70% of Fair Market Value and 80% of After Rehab Value
- Upside rent and valuation potential from asset enhancements and re-positioning

Asset Acquisition - Due Diligence

The Fund Manager will complete a methodical evaluation of each asset targeted for potential acquisition. Each asset will be subject to the following general vetting process prior to acquisition and inclusion into the Fund's portfolio:

(a) A full real estate appraisal is completed externally. The Fund Manager has a New England and Mid Atlantic licensed appraiser on retainer to generate the Fund's appraisal of current and expected market value. The appraisal is then reviewed externally by a third party New England and Mid Atlantic certified appraiser to insure the integrity of the valuation and provide an additional opinion of value and projected value after rehabilitation (ARV) and re-positioning.

(b) A complete property inspection is executed by a third party inspector to identify any material defects in the property. The inspectors utilized by the Fund are trained to report critical areas of risk, relevant to the rehabilitation and operation of the property. The scope of the inspectors report is expanded to beyond the typical criteria found in a typical property inspection. The results of the inspection will assist in generating the terms of an acquisition offer and provide clarity on projected refurbishment expenses.

(c) The Fund Manager may order additional inspection reports such as roof, termite, septic, engineering, and environmental as needed to verify the integrity of the property.

(d) Any planned structural improvements and rehabilitation work will be identified and addressed through the Fund Manager's internal staff. Cost and time frame estimates will be internally generated along with researching any regulatory code or permit issues that may need to be addressed prior to closing.

(e) The Fund will retain a real estate attorney licensed in the jurisdiction where the asset is to be acquired to review the draft asset purchase contract to determine any potential risks to the Fund.

(f) This data is compiled into a feasibility study of the project and scored against other assets under consideration and against assets previously purchased by the Fund. Properties that yield the highest net potential for value are selected and moved to the closing phase.

Closing and Settlement

The Fund Manager will utilize specific protocols, and deploy the services of title, settlement, and property closing professionals, to ensure that the closing and purchase of Fund properties is executed properly and legally.

(a) Prior to closing the Fund may secure a builders risk policy against the asset to to help shelter the Fund from various liability, loss and theft risks that may materialize during the renovation process.

(b) The Fund will also implement a general liability umbrella policy for the property.

(c) A title policy and municipal lien search will be required and verified clear title prior to closing.

(d) A property survey will be requested and completed when applicable.

(e) The Fund's retained real estate attorney will subsequently review title policy, municipal lien search, survey and closing documents prior to execution of the asset purchase contract and final closing.

(f) Design and construction planning will begin so that any renovation or construction can begin on day one of Fund ownership.

Construction and Renovation

The Fund may acquire properties that require the completion of deferred maintenance and rehabilitation of systems and structural features. Further, the Fund expects to acquire properties that may require substantial renovation and re-positioning. As such, all renovation and construction activities on Fund assets will be completed following certain protocols:

(a) All renovation and construction work will be performed by experienced licensed general contractors that meet strict standards of quality and experience. Oumar Bah, the Fund's Manager of Acquisitions and Construction, will be tasked with the approval and oversight of all general contractors utilized by the Fund. The Fund Manager has established relationships with general contractors in the target markets identified and has utilized the services of these contractors on various other property acquisitions executed through the MBAH LLC that was previously managed by X Baltimore Management Group.

(b) Property site inspection by a senior manager of the Fund will be executed several times per week to ensure all renovation work is progressing on schedule and on budget.

(c) Renovation work will be focused on improving core property value, maximizing rental appeal, modernization of fixtures and mechanicals, and external physical improvements to structure and surrounding property.

Asset Re-Positioning and Marketing

Once any renovation required is complete, the Fund will proceed with re-positioning the asset and marketing the asset to potential rental consumers. The Fund expects that many of the properties acquired will not be in a physical condition or managed such that the asset is attractive to a rental consumer willing to pay an increased rental rate. In part, much of the re-positioning process occurs with the modernization of the property and the inclusion of aesthetic features that will appeal to the core target rental audience in the selected markets. The Fund Manager has extensive experience in rehabilitating properties such that they have significant rental appeal to a mid and upscale rental consumer. This increase in appeal allows for increased rental rates, higher expected net operating income, and equity accretion.

Oversight of the re-branding and marketing of Fund real estate assets will be the primary responsibility of Kawthar Mohamed , Senior Manager of Asset Marketing for the Fund. The marketing process involves networking with local real estate specialists, local advertising and social media promotion, and on-site rental management personnel tasked with previewing units to potential customers.

DISPOSITION OF ASSETS

Real estate assets will be sold through traditional sales channels and follow typical real estate sales protocols. The Fund intends to use the services of local commercial real estate brokers to list and market the Fund's properties for sale. The Fund may also engage in direct sales of assets without use of a real estate broker on certain transactions. Direct sale transactions will be reviewed and contracts drafted by the Fund's real estate attorney.

Capital gains from the sale of assets will be distributed to the Members of class B fund holders as outlined in this Memorandum and the Fund's Operating Agreement (See Exhibit B - Operating Agreement). Principal capital retained from the sale of assets will either be used to redeem Class A Membership Units from investors or, if the asset sale is executed prior to the planned liquidation of the Fund, may be deployed back into new asset purchases.

Financial and other Fund Specific Reports

The Fund will furnish to the Members (i) unaudited annual financial statements within 90 days after the end of each of the Fund's fiscal years, (ii) unaudited quarterly financial statements within 45 days after the end of each of the three fiscal quarters of each of the Fund's fiscal years; and (iii) information reasonably necessary for each Member to complete federal and state income tax or information returns, and a copy of the Fund's federal, state, and local income tax or information returns, within 90 days after the end of each of the Fund's fiscal years.

Subsequent Capital Contributions

The Class A Members will not be required to make additional capital contributions in excess of their Initial Capital Contributions.

Valuations

The Fund will provide annual reports to the Members setting forth a valuation summary for the Fund's assets. The Manager generally intends to obtain third party appraisals at the time of acquisition of a property.

Reinvestment into Additional Assets

If, during the Term, the Fund receives proceeds from the sale, financing or refinancing of a Fund Asset, the Fund may elect to treat such capital as "Returned Capital," in which case the Returned Capital shall not be distributed pursuant to the "Distributions" provisions above (other than as may be required to pay the Preferred Return), but instead may be reinvested in other Fund Assets.

Capital Accounts

A capital account shall be established and maintained for each Member. The capital account for each Member will be adjusted and maintained in accordance with section 704(b) of the United States Internal Revenue Code and Treasury Regulations promulgated thereunder, and generally will be (i) increased from time to time by (A) the amount of cash and the fair market value of any assets contributed by such Member to the Fund, and (B) items of income and gain of the Fund allocated to such Member, and (ii) decreased from time to time by (A) the amount of money and the fair market value of any other assets distributed to the Member by the fund, and (B) all items of deduction or loss of the Fund allocated to the Member. (See "Exhibit B - Operating Agreement".)

Fund Termination

The planned Term of the Fund is five (5) years from the start of principal Fund activities subject to extension to up to two (2) successive one-year periods at the discretion of the Fund Manager in order to allow for an orderly liquidation of the Fund's assets.

Fund Investment Limitations

The Fund shall engage in the acquisition of real estate assets with the following underwriting limitations, and subject to the vetting and underwriting processes described in this Memorandum:

(i)   no less than $100,000 may be invested in a single real estate asset;

(ii) no more than thirty percent (50%) of aggregate Capital Contributions or amounts received from the sale of Fund Assets may be invested in a single real estate asset;

(iii) the Fund will seek to invest in any real estate related assets that constitute primarily Commercial and Industrial Real Estate Assets. For this purpose, "Commercial Real Estate Assets" are any assets that are commonly considered as income producing single unit or multi-unit office, retail, warehouse, storage, land and parking investment properties such as commercial dwellings and industrial building structures as well. The Fund may not invest in any single family residential housing unless considered investment or commercial.


RISK FACTORS


An investment in our Class A Membership Interest Units involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Membership Interest Units offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Membership Interest Units and the market price of our Membership Interest Units, which could cause you to lose all or some of your investment in our Membership Interest Units. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Company's Business and Industry

We have limited operating history, which makes our future performance difficult to predict.
We have limited operating history. You should consider an investment in our Membership Interest Units in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
As shelter-in-place orders and non-essential business closings have occurred due to COVID-19, the Company's revenue may be adversely affected by such an event in the future. Also, the Company depends on manufacturing in China, and the global pandemic raises supply chain issues and may result in an inability to fulfill orders of the Company's product.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

Reliance On Management To Select and Develop Appropriate Properties.
The Company's ability to achieve its investment objectives is dependent upon the performance of the Management team in the quality and timeliness of the Company's acquisition of real estate properties. Investors in the Units offered will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning the Company's investments. Investors in the Units must rely entirely on the management ability of and the oversight of the Company's principals.

Competition May Increase Costs
The Company will experience competition from other sellers of real estate and other real estate projects. Competition may have the effect of increasing acquisition costs for the Company and deceasing the sales price or lease rates of developed assets.

Delays In Acquisition Of Properties.
Delays the Manager may encounter in the selection, acquisition and development of properties could adversely affect the profitability of the Company. The Company may experience delays in identifying properties that meet the Company's ideal purchase parameters.

Environmentally Hazardous Property
Under various Federal, City and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures. Environmental laws provide for sanctions in the event of non-compliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. In connection with the acquisition and ownership of its properties, the Company may be potentially liable for such costs. The cost of defending against claims of liability, complying with environmental regulatory requirements or remediation any contaminated property could materially adversely affect the business, assets or results of operations of the Company.

Real estate investments are not as liquid as other types of assets, which may reduce economic returns to investors.
Real estate investments are not as liquid as other types of investments, and this lack of liquidity may limit our ability to react promptly to changes in economic, financial, investment or other conditions. In addition, significant expenditures associated with real estate investments, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investments. Thus, our ability at any time to sell assets or contribute assets to property funds or other entities in which we have an ownership interest may be restricted. This lack of liquidity may limit our ability to vary our portfolio promptly in response to changes in economic financial, investment or other conditions and, as a result, could adversely affect our financial condition, results of operations, and cash flows.

We may be unable to sell a property if or when we decide to do so, including as a result of uncertain market conditions, which could adversely affect the return on an investment in our company.

Our ability to dispose of properties on advantageous terms depends on factors beyond our control, including competition from other sellers and the availability of attractive financing for potential buyers of the properties we acquire. We cannot predict the various market conditions affecting real estate investments which will exist at any particular time in the future. Due to the uncertainty of market conditions which may affect the future disposition of the properties we acquire, we cannot assure our Members that we will be able to sell such properties at a profit in the future. Accordingly, the extent to which our Members will receive cash distributions and realize potential appreciation on our real estate investments will be dependent upon fluctuating market conditions. Furthermore, we may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure our Members that we will have funds available to correct such defects or to make such improvements. In acquiring a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These provisions would restrict our ability to sell a property.

Property the Company acquires may have liabilities or other problems:

The Company intends to perform appropriate due diligence for each property or other real estate related investment it acquires. The Company also will seek to obtain appropriate representations and indemnities from sellers in respect of such properties or other investments. The Company may, nevertheless, acquire properties or other investments that are subject to uninsured liabilities or that otherwise have problems. In some instances, the Company may have only limited or perhaps even no recourse for any such liabilities or other problems or, if the Company has received indemnification from a seller, the resources of such seller may not be adequate to fulfill its indemnity obligation. As a result, the Company could be required to resolve or cure any such liability or other problems, and such payment could have an adverse effect on the Company's cash flow available to meet other expenses or to make distributions to Investor Members.

Risks Related to the Offering

There can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class.

Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to the Securities

There is currently no trading market for our securities. An active market in which Investors can resell their Membership Interest Units may not develop.

There is currently no public trading market for any Membership Interest Units, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Membership Interest

Units at any price. Accordingly, you may have no liquidity for your Membership Interest Units. Even if a public or private market does develop, the market price of the Membership Interest Units could decline below the amount you paid for your Membership Interest Units.

There may be state law restrictions on an Investor's ability to sell the Membership Interest Units.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Membership Interest Units. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Membership Interest Units. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to Investors in such offering. If such Investors exercised their rescission rights, the Company would have to pay to such Investors an amount of funds equal to the purchase price paid by such Investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such Investors a rescission right, have sufficient funds to pay the prior Investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.
Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors Purchasing the Securities will have limited rights.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, one entity beneficially owns 100% of outstanding Class B Membership Interest Units of the Company. This individual security holder may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This individual security holder may have Membership Interest Units that are different from yours. For example, this individual may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential Investors are willing to pay for the Company. In addition, this individual security holder could use his or her voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.
The Securities offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other Investors, and as a consequence holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other Investors) is typically intended to provide the Company with enough capital to reach the next major Company milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing Investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to

predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

We arbitrarily determined the price of the Securities and such price which may not reflect the actual market price for the Securities.

The Offering of Securities at $1,000 per Unit was determined arbitrarily. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Securities. The market price for the Securities, if any, may decline below the price at which the Securities are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING AND THE SECURITIES

THE OFFERING

The Company is currently seeking to raise funding of up to $5,000,000 through the sale of up to 5,000 Class A Membership Interest Units, based on a valuation of $5,000,000.

This funding will allow for the Company to acquire and manage Commercial and Industrial real estate assets for the purpose of passive rental income through hold, manage, and rent strategies.

OWNERSHIP AND CAPITAL STRUCTURE
Principal Holders of Outstanding Securities

Name of Holder	Class of Units	Number of Units Held Prior to Offering	Percentage (%) of Units Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
BMore Fund LLC	Class B	100	100%	100%

Classes of Securities of the Company

The Company has Five Thousand (5,000) Class A Interests, each representing a capital contribution of One Thousand Dollars ($1,000.00) for an aggregate of Five Million Dollars ($5,000,000). Class A Members have a preferred return equal to twelve and six/tenths percent (12.6%) per annum of such Member's Invested Capital Contribution. As of the date of this Offering, 1,000 Class B Membership Units were issued and outstanding in the Company. 100% of issued Units prior to the Offering are issued to Bmore Fund LLC, an affiliated entity of the Manager

Class A Membership Interests
The Class A Members are entitled to the Class A Preferred Return and do not have a Percentage Interest in the profits or losses of the Company. Class A Membership Interest holders do not have voting rights.

Class B Membership Interests
The Class B Interests are entitled to a One Hundred percent (100%) Percentage Interest in the Company, after payment of the Class A Preferred Return. Class B members have voting rights. There are no Class B Units being offered in Class B Membership Interests are not being offered through this Offering.

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Class B Unit holder shall own control interests that provide the Class B Member with control over the LLC.

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

Preferred return of 12.6%

Other Material Terms

The Company does not have the right or obligation to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

The Company currently has no transactions with related persons.

Conflicts of Interest

The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders. The principal of the Fund, Marouane Bah, is also the principal and manager of a real estate fund with similar asset focus operated through a separate legal entity.

Restrictions on Transfer of the Securities Being Offered

The Securities being offered may not be transferred by any purchaser of such Securities during the one year period beginning when the Securities were issued, unless such Securities are transferred:

(1) to the Issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

INDEBTEDNESS

The Company has the following debt:

The Company currently does not have any outstanding debt.

Does the Company have operating history: ☐ Yes   ☒ No

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

MANSOOR X II LLC is a Delaware company that is engaged in the purchase of commercial real estate in the United States. MANSOOR X II LLC is still in its early stage and has not started operation therefore, there is no financial activity.

MANSOOR X II LLC will generate the majority of its income from renting commercial real estate, and other tenants including consideration received from:

- Fixed minimum lease consideration and fixed common area maintenance (CAM) reimbursements
- Variable lease consideration.

We will also generate supplemental revenues from the following activities:

- Sale of real estate and other real estate consulting services
- Generating interest income on cash deposits and investments in loans, including those made to related entities.

We will focus on high quality real estate across the office building, Warehouse, industrial, and retail space and not so much in apartment rental real estate spectrum. We shall acquire and renovate properties to enhance profitability and market share of existing assets when we believe the investment of our capital meets our risk-reward criteria. We selectively develop new properties in markets we believe are not adequately served by existing retail outlet properties. We will routinely review and evaluate acquisition opportunities based on their ability to enhance our portfolio.

Our international strategy includes partnering with established real estate companies and financing international investments with local currency to minimize foreign exchange risk. To support our growth, we employ a three-fold capital strategy:

• provide the capital necessary to fund growth,
• maintain sufficient flexibility to access capital in many forms, both public and private, and
• manage our overall financial structure in a fashion that preserves our investment grade credit ratings.

We consider FFO, net operating income (or NOI), and portfolio NOI to be key measures of operating performance that are not specifically defined by accounting principles generally accepted in the United States, or GAAP. We will use these measures internally to evaluate the operating performance of our portfolio and provide a basis for comparison with other real estate companies.

The table below illustrates our assumptions of capital raised projects executed and the cost associated.

Assumptions	Value
Crowdfund Platform Model	Indirect
Average Investment	1,000
Average Investor Length	12-60 months
Initial Project Max Cost	5,000,000
Initial Project Cost	500,000
Initial Project Equity	20.0%
Initial Project Cost. Equity	100,000
New Investors, Year 1	5,000
Annual New Investor Growth	8.0%
Annual General Inflation	4.0%
Website/Mobile App/Ecosystem	500
Cost Per Install (CPI)	3.00
Conversion Rate, Initial	50.0%
Customer Acquisition Cost	6.00
Monthly Hosting Cost per User	$0.02
Starting Salaries	2,500
Starting Software Maintenance	900
Starting Admin and Other	4,500
Minimum Cash Balance	1,000
Bank Debt Rate	5.0%
Bank Debt Structure	Fully Amortized
Bank Debt Term	30 yrs
Bank Debt Amount	400,000
Bank Annual Payment	0
Tax Rate	35.0%
Cap Rate	12.6%
Project A Start (year)	5
Project A Total	1,000,000
Project A Cap Rate	10.0%
Project B Start (year)	8
Project B Total	10,000
Project B Cap Rate	10.0%
Project C Start (year)	12
Project C Total	10,000
Project C Cap Rate	10.0%
Interest Rate to Post-Initial-Project LPs	8.0%
Fees as a percentage of Amount raised	12.0%
Amount Required for Regional Center Approval	100

We do not anticipate a great change in the real estate market in the coming 12 months. However, We look forward to seeing prices soften a bit as we are building our buying chest to capture opportunities in the market by a relief on the market over-valuation.

1. Operating Results
    Interest rates are the biggest factors of uncertainties that could impact future success of Mansoor X II, forecasted results.

    Economic drivers that could also impact this industry would be a softening in the labor market. As an entity focused on Commercial real estate, any dampening in the labor market or a change in culture of how America currently works, would affect our industry and our organization for the better or the worst. A continue or expanded work from home strategy would increase vacancy and force rent therefore force NOI. A reopening of America and an encouragement of returning to the office would benefit occupancy which would increase rent roll and demand for the space we offer. This latter would increase gross, expenses and Net Operating income NOI.

    As more Americans are vaccinated and the pandemic is under control we anticipate a return to normalcy. So we fear our biggest factor is the war against inflation waged the the Feds. We anticipate mitigating the lower occupancy in the event that it persist by converting our properties into other forms allowed by zoning. Such as the phenomenon of converting office towers into residential space in Central Business Districts. This Strategy would stabilize our high occupancy rate and mitigate losses though vacancies.

2. Liquidity and Capital Resources
    There are no debt covenants or repayment structures that will affect the company's ability to meet its cash goals.

3. Off-Balance Sheet Arrangements
    There are no off-balance sheet arrangements

4. Critical Accounting Estimates
    There are no critical accounting estimates

Because we as issuers do not have a prior operating history, the discussion here focused on financial milestones and operational, liquidity, and other challenges. In our discussion of our financial condition above, we are taking into account the proceeds of the offering and intend to allocate 97% of the proceeds into our special purpose vehicle that will acquire, manage, and dispose of real assets in the Mid-Atlantic as well as the New England of the US. There are no other known or pending sources of capital. We the Issuers also should discuss how the proceeds from the offering will affect our liquidity, these funds and any other additional funds are necessary and critical to the viability of our business and We anticipate using our liquidity very quickly as it will be absorbed in our due diligence of the acquisition of assets. How quickly do we issuer anticipates using our available cash? Within the first couple of weeks after successfully raising our fund and going under contract. Our product are capital intensive and heavy upfront capital requirements such as due diligence and escrow means that all of our organization's capital will be utilized and capital of our funds will be used for the acquisition, down payment, and rehab if required for added value. The required contributions by principal shareholders according to the operating agreements is $10,000 as advised by counsel in the event we go under contract. In-house Counsel suggest that principal shareholders should contribute double the limit allowed by SEC for non-accredited or $10,000, assure our investors we wholeheartedly believe in our deals and our underwriting models. To the extent these items of disclosure overlap with this issuer's discussion of its business or business plan, this issuer will refrain from making duplicate disclosures and making this discussion brief.



MANSOOR X
BUILDING
WEALTH

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Target Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	2.5%	$12,500	2.5%	$125,000
General and Administrative Expenses	1%	$5,000	1%	$50,000
Real Estate Acquisition	96.5%	$482,500	96.5%	$4,825,000
Total	100%	$500,000	100%	$5,000,000

*Andes Capital shall take a two and one half percent (2.5%) of the amount raised in the offering, plus an additional one percent (1%) for securities directly placed by Intermediary.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver Securities to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify Investors when the Target Offering Amount has been met.

If the Issuer reaches the Target Offering Amount prior to the deadline identified in the offering materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If an Investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT A: FINANCIALS

MANSOOR X II, LLC

Audited Financial Statements as
of December 31, 2021

TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Partners of
MANSOOR X II LLC
414 Light St U 2103
Baltimore MD 21203

We have audited the financial statements of MANSOOR X II LLC which comprise the statement of financial position as of December 31, 2021 and the related statements of activities and cash flows for the years then ended and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MANSOOR X II LLC as of December 31, 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

CFO Benefits Inc
Firm License #: 900255350460
CPA License #CP11900309

JaJuan Williams

Principal: JaJuan Williams, CPA, MBA

September 20, 2022

MANSOOR X II LLC
Balance Sheet
at December 31,
2021

ASSETS

Real estate, net	$	0
Cash and cash equivalents		0
Restricted cash in escrow		0
Accounts receivable, net of allowance		0
Deferred rent receivable		0
Deferred costs, net		0
Prepaid expenses and other		0
Total assets	$	0

LIABILITIES AND EQUITY

Liabilities

Mortgage note payable, net of unamortized issuance costs	$	0
Tenants' prepaid rent and other		0
Accounts payable and accrued expenses		0
Advances due to affiliates, net		0
Total liabilities		

Equity

Total liabilities and Equity

The accompanying notes are an integral part of these financial statements.

MANSOOR X II LLC
Statement of Income
For the Year Ended December 31, 2021

⊞ Revenues

Base rent	$ 0
Common area maintenance	0
Percentage rent	0
Real estate taxes	0
Late charges and cancellation fees	0
Other income	0
	0
Total revenues	

Operating expenses

Real estate taxes	0
Administrative	0
Bad debt expense	0
Management fees	0
Maintenance	0
Security	0
Utilities	0
	0
Total operating expenses	
Net operating income	0

Other expenses

Interest expense	0
Depreciation and amortization	0
Total other expenses	0
Net income	$ 0

The accompanying notes are an integral part of these financial statements.

MANSOOR X II LLC
Statement of Cash Flows
For the Year Ended December
31. 2021

Operating activities		
Net income	$	0
Adjustments to reconcile net income to net cash provided by operating		
Depreciation and amortization		0
Increase in deferred rent receivable		0
Decrease in reserve for uncollectable accounts		0
(Increase) decrease		0
in: Accounts		
Prepaid expenses		0
Increase (decrease) in:		
Accounts payable and accrued expenses		0
		0
Tenants 'prepaid rent and other		0
Net cash provided by operating activities		**0**
Investing activity		0
Capital expenditures		**0**
Net cash (used in) investing activity		
		0
Financing activity		
Partner distributions		
Net cash (used in) financing activity		**0**
		0
Net decrease in cash and cash equivalents		
Cash, cash equivalents and restricted cash in escrow, end of year	$	0
Cash, cash equivalents and restricted cash in escrow, end of year	$	0

The accompanying notes are an integral part of these financial statements.

NOTE 1   ORGANIZATION AND BUSINESS

Management's Discussion and Analysis of Financial Statements

Overview

MANSOOR X II LLC is a Delaware company that is engaged in the purchase of commercial real estate in the United States. MANSOOR X II LLC is still in its early state and have not started operation yet therefore, there is no financial activity.

MANSOOR X II LLC will generate the majority of its income from renting commercial real estate, and other tenants including consideration received from: • fixed minimum lease consideration and fixed common area maintenance (CAM) reimbursements, and • variable lease consideration. We will also generate supplemental revenues from the following activities:

- Sale of real estate and other real estate consulting services
- Generating interest income on cash deposits and investments in loans, including those made to related entities.

We will focus on high quality real estate across the office building apartment rental real estate spectrum. We shall acquire and renovate properties to enhance profitability and market share of existing assets when we believe the investment of our capital meets our risk-reward criteria. We selectively develop new properties in markets we believe are not adequately served by existing retail outlet properties. We will routinely review and evaluate acquisition opportunities based on their ability to enhance our portfolio.

Our international strategy includes partnering with established real estate companies and financing international investments with local currency to minimize foreign exchange risk. To support our growth, we employ a three-fold capital strategy: • provide the capital necessary to fund growth, • maintain sufficient flexibility to access capital in many forms, both public and private, and • manage our overall financial structure in a fashion that preserves our investment grade credit ratings. We consider FFO, net operating income, or NOI, and portfolio NOI to be key measures of operating performance that are not specifically defined by accounting principles generally accepted in the United States, or GAAP. We will use these measures internally to evaluate the operating performance of our portfolio and provide a basis for comparison with other real estate companies. The company will be managed by Marouane Bah.

Manager Compensation
The Company shall pay to the Manager a monthly management fee equal to one percent (1%) of the Gross Income of all assets under ownership (the **"Asset Management Fee"**). For purposes of

calculating the Management Fee, Gross Income of all assets under ownership shall be measured as of the last Business Day of each month, and the Management Fee for that month shall be paid on the first Business Day of the subsequent month.

The Company shall pay to the Manager an Acquisition Fee in the amount of two percent (2%) of the purchase price of each real estate asset purchased

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of **MANSOOR X II LLC** is presented to assist in understanding the Company's financial position and operations. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Basis of Accounting

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. This basis of accounting involves the application of accrual accounting; consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred.

Financial statements are recorded at historical cost and consequently do not necessarily represent current values.

Cash and Cash Equivalent

For the purpose of the statement of cash flows. The Company considers all cash and cash equivalent highly liquid investments with an original maturity of three months or less to be cash equivalent.

Fair Value of Financial Instruments

Cash and cash equivalents, security deposit, accounts payable and accrued expenses in the financial statements approximate fair value because of the short-term maturity of these instruments.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets

The Company adheres to the Property, Plant and Equipment Topic of FASB ASC 360 to account for the impairment of long-lived assets. This statement requires, among other things, that entities identify events or changes in circumstances that indicates that the carrying amount of an asset may not be recoverable. This statement had no effect on the financial statement of the Company since no assets were considered to be impaired for the year ended December 31, 2021.

Compensated Absences

Employees of the Company are entitled to paid vacation and paid sick days depending on job classification, length of service, and other factors. It is not practicable for the Company to estimate the amount of compensation for future absences. Accordingly, no liability for compensated absences has been recorded in the Company financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3   DATE OF MANAGEMENT REVIEW

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through September 20, 2022 the date the financial statement were available to be issued.

NOTE 4   COMMITMENTS AND CONTINGENCIES

The Company is not a party to any legal actions normally associated in the course of business.

NOTE 5   CONCENTRATIONS OF CREDIT RISK

Financial Instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents. Cash on deposit amounted to $0 at December 31, 2021 and is insured up to $250,000 by the U.S Federal Insurance.

NOTE 6 SUBSEQUENT EVENTS

Under FASB ASC 855, subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued or ready to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements.

The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued.

EXHIBIT B: SUBSCRIPTION DOCUMENT

**MANSOOR X II LLC
SUBSCRIPTION AGREEMENT**

Subscription Disclosures
THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING. THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING MEMORANDUM HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING MEMORANDUM DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY ANDES CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING MEMORANDUM OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE

INVESTOR'S PROPOSED INVESTMENT. THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARDLOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

Subscription Agreement
1. Subscription.
a. The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Class A Units of Membership Interest (the "Units"), of MANSOOR X II LLC (the "Company"), a limited liability company, organized under the state of Delaware, for the principal amount of $_____ upon the terms and conditions set forth herein. The Securities being subscribed for under this Subscription Agreement and any other security that may be issuable upon conversion or exercise of the Securities are also referred to as the "Securities." The rights and preferences of the Securities are as set forth in the Company's Operating Agreement and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

b. By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Memorandum of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

c. This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

d. The aggregate principal amount of Securities sold shall not exceed $5,000,000.00 (the "Maximum Offering"). The Company may accept subscriptions until August 27, 2023(the "Termination Date") although payments for subscriptions may continue to be received as described in Section 2(a) below. Providing that subscriptions for $500,000.00 of the Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date"). The minimum subscription is $1,000.00.

e. In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.
a. Payment. The purchase price for the Securities shall be payable as follows: (i) simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means or (ii) in periodic installments as selected herein $_____ monthly; $_____ bi-weekly; $_____ weekly for not more than twenty four (24 (months) or fifty two (52) weeks. Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

b. Escrow arrangements. Payment for the Securities shall be received by Enterprise Bank (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Andes Capital payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company or any transfer agent the Company, in its discretion, choses to maintain records of Securities ownership, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company. The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material

respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

a. Organization and Standing. The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, the Operating Agreement and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign entity in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

b. Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

c. Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement have been duly authorized by all necessary corporate actions on the part of the Company. The Securities, when so issued, sold and delivered against payment thereof in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and nonassessable.

d. Authority for Agreement. All action on the part of the Company necessary for the authorization of this Subscription Agreement, the performance of all obligations of the Company hereunder at a Closing and the authorization, sale, issuance and delivery of the Securities pursuant hereto has been taken or will be taken prior to the applicable Closing. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

e. No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

f. Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as of December 31, 2021 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Memorandum and on the Company's raise page at www.mansoorx.fund Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. If required by Regulation CF, the Company has retained the services of an independent accounting firm to audit or review the Financial Statements to determine if they remain within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

g. Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

 4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

a. Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the First Amended and Restated Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

b. Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

c. Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

d. Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except: (i)To the Company; (ii) to an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act; (iii) As part of an offering registered under the Securities Act with the SEC; or (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

e. Investment Limits. Subscriber represents that either: (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or (ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth and does not exceed $107,000.

f. Shareholder information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a Shareholder (or potential Shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

g. Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment.

Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

h. Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

j. Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6. Revisions to Manner of Holding. In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

7. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

8. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware. EACH OF THE SUBSCRIBER AND THE

COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN DELAWARE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10. Miscellaneous. a. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.
b. This Subscription Agreement is not transferable or assignable by Subscriber.
c. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

d. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

e. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

f. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

g. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

h. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

i. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

j. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

k. If any recapitalization or other transaction affecting the stock of the Company is effected then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement. l. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

Mansoor X II LLC Subscription Agreement Signature Page

The undersigned, desiring to purchase Units of Membership Interest of Mansoor X II LLC by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

a. The aggregate principal amount of the Security the undersigned hereby irrevocably subscribes for is $[UNITS AMOUNT].

b. The Securities being subscribed for will be owned by and should be recorded on the Company's books as held in the name of, [SUBSCRIBER].

_____ Signature _____

Name (printed) _____ Address 1

_____ Address 2 _____

Date If the Securities are to be purchased in joint names, both Subscribers must sign:

_____ Signature _____

Name (printed) _____ Address 1

_____ Address 2 _____

Date This Subscription is accepted on _____, 202_

Mansoor X II LLC

By X Baltimore LLC, Manager

 By:_____
Maraoune Bah, its manager

EXHIBIT C: ARTICLES OF ORGANIZATION

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE CERTIFICATE OF FORMATION OF "MANSOOR X II LLC",
FILED IN THIS OFFICE ON THE NINTH DAY OF AUGUST, A.D. 2022, AT
12:18 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

6958864 8100
SR# 20223214275

Authentication: 204125388
Date: 08-09-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

Secretary of State
Division of Corporations
Delivered 12:18 PM 08/09/2022
FILED 12:18 PM 08/09/2022
SR 20223214275 - File Number 6958864

STATE OF DELAWARE

CERTIFICATE OF FORMATION

OF

LIMITED LIABILITY COMPANY

- **The Undersigned,** desiring to form a limited liability company pursuant to the Delaware Limited Liability Company Act of the State of Delaware, do hereby certify as follows:

- **First:** The name of the limited liability company is Mansoor X II LLC.

-

- **Second:** The address of its registered office in the State of Delaware is 919 North Market Street, Suite 950, in the city of Wilmington, Delaware 19801.

  The name of the Registered Agent at such address is InCorp Services, Inc.

- **In Witness Whereof,** the undersigned has executed this Certificate of Limited Partnership as of August 9, 2022 A.D.



By:

Authorized Signer

Name: David G. LeGrand, Esq.

EXHIBIT D: OPERATING AGREEMENT


OPERATING AGREEMENT
OF
MANSOOR X II LLC
a Delaware limited liability company


THE INTERESTS REPRESENTED HEREBY (THE "INTERESTS") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION THEREOF UNDER THE SECURITIES ACT OR AN OPINION OF LEGAL COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.

THE INTERESTS ARE BEING OFFERED AND SOLD UNDER THE EXEMPTION PROVIDED BY SECTION 4(2) OF THE SECURITIES ACT AND PURSUANT TO RULE 506 (c) THEREUNDER.

THERE IS NO OBLIGATION ON THE ISSUER TO REGISTER THE INTERESTS UNDER THE SECURITIES ACT. A PURCHASER OF ANY INTEREST MUST BE PREPARED TO BEAR THE ECONOMIC RISK OF THE INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THE INTERESTS REPRESENTED HEREBY HAVE NOT BEEN REVIEWED OR APPROVED BY THE SECURITIES ADMINISTRATORS OF CERTAIN STATES OR OTHER JURISDICTIONS NOR HAVE THEY BEEN QUALIFIED OR REGISTERED UNDER THE APPLICABLE SECURITIES LAWS OF CERTAIN STATES OR OTHER JURISDICTIONS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE QUALIFICATION OR REGISTRATION REQUIREMENTS OF SUCH LAWS. THEREFORE, A PURCHASER OF ANY INTEREST WILL NOT BE ABLE TO RESELL IT UNLESS THE INTEREST IS QUALIFIED OR REGISTERED UNDER THE APPLICABLE STATE SECURITIES LAWS OR LAWS OF OTHER JURISDICTIONS OR UNLESS AN EXEMPTION FROM SUCH QUALIFICATION OR REGISTRATION IS AVAILABLE.

<u>ARTICLE 11</u> OF THE OPERATING AGREEMENT PROVIDES FOR FURTHER RESTRICTIONS ON TRANSFER OF THE INTERESTS.

THIS OPERATING AGREEMENT is made and entered into effective as of August 9, 2022, by and among Bmore Fund LLC as the Class B Member and X Baltimore LLC as Manager and the several persons whose names and addresses are set forth in ***Exhibit "1"*** attached hereto and incorporated herein by reference, and whose signatures appear herein or by a separate joinder instrument, and any other Person who shall hereafter execute this Agreement as a Member of the Company.


W I T N E S S E T H


WHEREAS certain persons, wishing to become Members of a limited liability company called MANSOOR X II LLC (the "Company") under and pursuant to the Delaware Limited Liability Company Act caused Articles of Organization to be executed and filed with the Delaware Secretary of State on August 9, 2022; and

WHEREAS the parties agree that their respective rights, powers, duties and obligations as Members of the Company, and the management, operations and activities of the Company, shall be governed by this Operating Agreement of MANSOOR X II LLC ("Agreement"), and Delaware law.

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby

1

acknowledged, it is agreed that the foregoing recitals shall be, and are, incorporated into this Agreement as if repeated in their entirety below, and it is further agreed as follows:

ARTICLE 1

DEFINITIONS

1.1.1 **Certain Definitions.** Capitalized terms used in this Agreement without other definition shall, unless expressly stated otherwise, have the meanings specified in this Section 1:

1.1.2 "Act" means the provisions of the Delaware Code, Title 6, Chapter 18, (the Delaware Limited Liability Company Act), (the "Act"), as from time to time in effect in the State of Delaware, or any corresponding provision or provisions of any succeeding or successor law of such State. The Act shall govern the rights and obligations of, and the relationships among, the Members except as modified by the provisions of this Agreement provided, however, that in the event that any amendment to the Act, or any succeeding or successor law, is applicable to the Company only if the Company has elected to be governed by the Act as so amended or by such succeeding or successor law, as the case may be, the term "Act" shall refer to the Act as so amended or to such succeeding or successor law only after the appropriate election by the Company, if made, has become effective.

1.1.3 "Affiliate" of a Member or Manager means any Person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Member or Manager, as applicable. The term "control," as used in the immediately preceding sentence, means with respect to a corporation, limited liability company, limited life company or limited duration company (collectively, "limited liability company"), the right to exercise, directly or indirectly, more than fifty percent (50%) of the voting rights attributable to the controlled corporation or limited liability company and, with respect to any individual, partnership, trust, estate, association or other entity, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

1.1.4 "Agreement" means this Operating Agreement of MANSOOR X LLC, as originally executed and as amended, modified or supplemented from time to time. Words such as "herein," "hereinafter," "hereof," "hereto," "hereby" and "hereunder," when used with reference to this Agreement, refer to this Agreement as a whole, unless the context otherwise requires.

1.1.5 "Assignee" means any transferee of a Member's Interest who has not been admitted as a Member of the Company in accordance with Section 11.2.

1.1.6 "Bankruptcy" means, with respect to a Member: (i) such Member makes an assignment for the benefit of creditors; (ii) such Member files a voluntary petition for bankruptcy; (iii) such Member is adjudged a bankrupt or insolvent, or has entered against him or it an order for relief, in any bankruptcy or insolvency proceeding; (iv) such Member files a petition or answer seeking for himself or itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation; (v) such Member files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against him or it in any proceeding of a nature described in this subsection 1.1.5; (vi) such Member seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Member or of all or any substantial part of his or its assets; or (vii) 120 days after the commencement of any proceeding against the Member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation, the proceeding has not been dismissed, or if within 90 days after the appointment without the Member's consent or acquiescence of a trustee, receiver or liquidator of the Member or of all or any substantial part of his or its properties, the appointment is not vacated or stayed, or within 90 days after the expiration of any such stay, the appointment is not vacated.

1.1.7　"Capital Account" means an account established and maintained (in accordance with, and intended to comply with, Income Tax Regulations Section 1.704-1(b)) for each Member pursuant to Section 8.5 hereof.

1.1.8　"Capital Contributions" means the contributions made by the Members to the Company pursuant to Sections 8.1, 8.2 or 8.3 hereof and, in the case of all the Members, the aggregate of all such Capital Contributions.

1.1.9　"Certificate of Formation" means the Articles of Organization of this Company filed with the Delaware Secretary of State, Division of Corporations on August 9, 2021.

1.1.10　Class A Interest" means an Interest which is held by the Class A Members and shall be identified as such in *Exhibits "1" and "2"*. There shall be Five Thousand (5,000) Class A Interests, each representing a capital contribution of One Thousand Dollars ($1,000.00) for an aggregate of Five Million Dollars ($5,000,000). The Class A Interests are "preferred equity", meaning that the Class A Interests shall be entitled to the Class A Preferred Return, and a return of the Class A Capital Contribution, after which the Class A interests shall without further action be redeemed, cancelled and of no further effect. Any additional net cash shall be payable to the Class B Members, prorata. The Manager may set a minimum purchase requirement for subscriptions to Class A Interests. Notwithstanding any other provision herein, for such time as the Class A Interests are outstanding, the Class A Interests shall be entitled to an allocation of losses for federal income tax purposes. The Class A Capital Contributions shall be payable in accordance with the written subscription agreement between the Company and the Class A Members.

1.1.11　"Class A Preferred Return" means, for any Class A Member and as of any date, the amount, if any that would be required to be distributed on such date so that the aggregate distributions to such Member provide a cumulative, non-compounded return equal to twelve and six/tenths percent (12.6%) percent per annum of such Member's Invested Capital Contribution. The Preferred Return will begin to accrue upon closing of the purchase of the Property the Class A Capital Contributions being received by the Company. The Company shall exercise its commercially reasonable efforts to commence on January 1, 2023 paying to the Class A Member(s) the Class A Preferred Return. The Class A Preferred Return shall be treated as "interest" for federal income tax purposes.

1.1.12 "Class A Redemption Payment" means the amount equal to the original capital contributions of the Class A Members payable at such time as the Company redeems the Class A Interests by having (i) paid the Class A Preferred Return and (ii) returned an amount equal to the Class A Capital Contributions. The Company shall redeem the Class A Interests no later than December 31, 2025. Any other redemption of Class A Interests shall be at the sole discretion of the Manager. After September 30, 2022, the Manager may cause the redemption of any Class A Interests at any time at its sole discretion.

1.1.13 "Class B Interest" means an Interest that is held by a Class B Member and is identified as such in *Exhibits "1" and "2"*. There shall be one thousand (1000) Class B Interests, each representing a Capital Contribution of Ten Dollars ($10.00) for a total of Ten Thousand Dollars ($10,000.00). The Class B Interests are entitled to a One Hundred percent (100%) Percentage Interest in the Company, after payment of the Class A Preferred Return.

1.1.14 "Code" means the United States Internal Revenue Code of 1986, as amended, or any corresponding provision or provisions of any succeeding law and, to the extent applicable, the Income Tax Regulations.

1.1.15 "Company" means MANSOOR X II LLC, a Delaware limited liability company.

1.1.16 "Income Tax Regulations" means, unless the context clearly indicates otherwise, the regulations in force as final or temporary that have been issued by the U.S. Department of the Treasury pursuant to its authority under the Code, and any successor regulations.

1.1.17 "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and regulations promulgated thereunder.

1.1.18 "ERISA Investor" has the same meaning as "benefit plan investor" as defined in 29 C.F.R. §2510.3-101(f)(2), as amended. Currently a "benefit plan investor" includes pension plans, profit sharing plans, stock bonus plans, and individual retirement accounts. "ERISA Investor Restriction" shall have that meaning set forth in Section Section 4.18.

1.1.19 "Manager" means a Person who is elected as a Manager of the Company pursuant to Section 5.5 or 5.6 of this Agreement.

1.1.20 "Member" means any Person who (i) is one of the original Members of the Company which are parties to this Agreement and listed as such in *Exhibit "1"*, or (ii) has been admitted to the Company as a Member in accordance with the Act and this Agreement, and (iii) has not ceased to be a Member for any reason.

1.1.21 "Net Capital Event Proceeds" means, with respect to any fiscal period, the amount of net proceeds from receipt of funds derived from the sale of an asset held for more than one year. Net Capital Event Proceeds shall not include any profits that are tax deferred as a result of exchanges under IRC Section 1031 or investments in Opportunity Zones that have the effect of deferring taxes.

1.1.22 "Net Operating Cash Flow" means, with respect to any fiscal period, the excess of operating revenues, investment income, income from Affiliates, and other receipts over operating expenses and other expenditures for such fiscal period, including but not limited to principal and interest payments on indebtedness of the Company, other sums paid to lenders, fess paid to the Manager, and cash expenditures incurred incident to the normal operation of the Company's business, decreased by (i) any amounts added to Reserves during such fiscal period, and increased by (ii) the amount (if any) of all allowances for cost recovery, amortization or depreciation with respect to property of the Company for such fiscal period, and (iii) any amounts withdrawn from Reserves during such fiscal period.

1.1.23 Distributable Cash" means, for each Fiscal Quarter, the GAAP Profits from Company operations less (only to the extent not yet included in the adjustments made to determine to GAAP Profits for such Fiscal Quarter) the following to the extent paid, accrued or set aside by the Company: (a) all principal payments on indebtedness of the Company and all other sums paid by the Company to lenders; (b) all capital expenditures of the Company's business, including but not limited to, any real estate purchase commitments and commitments for any Financing Receivable; (c) such Reserves as the Manager deems reasonably necessary to the proper operation of the Company's business; (d) Cash Available for Redemption; and (e) fees payable to the Manager under Section 5.10.

1.1.24 "Percentage Interest" means the allocable interest of each Member in the income, gain, loss, deduction or credit of the Company, as set forth in ***Exhibit "2"***, attached hereto and incorporated herein by reference, as amended from time to time. Percentage Interest includes the entire ownership interest of a Member in the Company at any particular time, including, without limitation, the right of such Member to participate in the Company's income or losses, Net Cash Flow and any and all rights and benefits to which a Member may be entitled pursuant to this Agreement and under the Act, together with the obligations of such Member to comply with all the terms and provisions of this Agreement and the Act. Class A Interests have no Percentage Interest.

1.1.25 "Person" means a natural person or any partnership (whether general or limited and whether domestic or foreign), limited liability company, foreign limited liability company, limited life company, limited duration company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative capacity or any other entity.

1.1.26 "Real Estate Asset" means either unimproved land or land, being improved or land having in place improvements.

1.1.27 "Reserves" means the reasonable reserves established and maintained from time to time by the Managers, in amounts reasonably considered adequate and sufficient from time to time by the Managers to pay taxes, fees, insurances or other costs and expenses incident to the Company's business.

1.1.28 "Secretary of State" means the Secretary of State of the State of Delaware.

Section 1.2 **Forms of Pronouns; Number; Construction.** Unless the context otherwise requires, as used in this Agreement, the singular number includes the plural and the plural number may include the singular. The use of any gender shall be applicable to all genders. Unless otherwise specified, references to Articles, Sections or subsections are to the Articles, Sections and subsections in this Agreement. Unless the context otherwise requires, the term "including" shall mean "including, without limitation."

ARTICLE 2

THE COMPANY

Section 2.1 **Name**. The name of the Company shall be Mansoor X II LLC.

Section 2.2 **Purpose of the Company**. The Company is organized for the following objects and purposes:

> *"To engage in the purchase of commercial*
> *real estate in the United States."*

It is understood that the foregoing statement of purposes shall serve as a limitation on the powers or abilities of this Company, which shall not be permitted to engage in any other business activities without the approval of the Class A and Class B Members. If this Company intends to engage in business activities outside the state of its formation that require the qualification of the Company in other states, it shall obtain such qualification before engaging in such out-of-state activities.

Section 2.3 **Term**. This Company shall continue in existence in perpetuity from the date of filing of its Certificate of Formation with the Delaware Secretary of State, unless earlier dissolved pursuant to the Act or Section 13.1 of this Agreement.

ARTICLE 3

OFFICES

Section 3.1 **Registered Office**. The registered office of the Company in Delaware required by the Act shall be as set forth in the Company's Certificate of Formation until such time as the registered office is changed in accordance with the Act.

Section 3.2 **Principal Executive Office**. The principal executive office for the transaction of the business of the Company shall be fixed by the Manager(s) within or without the State of Delaware. The initial office is located at 414 Light Street, Unit 2103 Baltimore, MD 21202.

Section 3.3 **Other Offices**. The Manager(s) may at any time establish other business offices within or without the State of Delaware.

ARTICLE 4

MEMBERS; LIMITED LIABILITY OF MEMBERS; CLASSES; INTERESTS OF MEMBERS; CERTIFICATES; VOTING RIGHTS; MEETINGS OF MEMBERS

Section 4.1   Members. Each of the parties to this Agreement, and each Person admitted as a Member of the Company pursuant to the Act and Section 11.2 of this Agreement, shall be Members of the Company until they cease to be Members in accordance with the provisions of the Act, the Certificate of Formation, or this Agreement. Upon the admission of any new Member, *Exhibits "1" and "2",* attached hereto, shall be amended accordingly.

Section 4.2   Limited Liability. Except as expressly set forth in this Agreement or required by law, no Member shall be personally liable for any debt, obligation or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Member of the Company.

Section 4.3   Nature of Membership Interest; Agreement Is Binding upon Successors. The Interests of Members in the Company constitute their personal estate. No Member has any interest in any specific asset or property of the Company. In the event of the death or legal disability of any Member, the executor, trustee, administrator, guardian, conservator or other legal representative of such Member shall be bound by the provisions of this Agreement, including without limitation Sections 11.1, 11.2 and 11.3. If a Member who is not a natural person is dissolved or terminated, the successor of such Member shall be bound by the provisions of this Agreement, including without limitation Sections 11.1, 11.2 and 11.3.

Section 4.4   Certificates Evidencing Interests. The Company may issue to every Member of the Company a certificate signed by any Manager of the Company specifying the Interest of such Member. If a certificate for registered interests is worn out or lost, it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a resolution of the Managers or, if there be no Managers then in office, of the Members.

Section 4.5   Classes of Members.

4.5.1   The Company shall have two (2) classes of Members: Class A Members, and Class B Members. Each such class of Members shall have the rights, powers, duties, obligations, preferences and privileges set forth in this Agreement. The names of the Members, respectively, shall be set forth in *Exhibit "1"*, attached hereto and incorporated herein by reference, as amended from time to time. A Member of any class may also be a Member of any other class or classes.

Section 4.6   Voting Rights.

4.6.1   Except as may otherwise be provided in this Agreement, the Act or the Certificate of Formation, each of the Members hereby waives his or its right to vote on any matters other than as set forth in this Section 4.6.

4.6.2   In accordance with Section 19.2, the affirmative vote of a majority of the Class B Percentage Interests shall be required to:

(A)   adopt clerical or ministerial amendments to this Agreement;

(B)   approve a sale of substantially all of the assets of the Company

(C)   approve indemnification of any Manager, Member or officer of the Company as authorized by Article 14 of this Agreement.

4.6.3   Subject to the Act and the Certificate of Formation, the affirmative vote of Members holding more than fifty percent (50%) of the Percentage Interests of the Class B Interests (if any outstanding) and Class B Interests, represented and voting at a duly held meeting at which a quorum of each class is present (which Members voting affirmatively shall constitute at least a majority of the required quorum) shall be required to:

(A)   approve any loan to any Manager or any guarantee of a Manager's obligations, in accordance with Article 17;

(B)   alter the rights, terms or number of Class B or A Interests.

4.6.4   Unless a record date for voting purposes has been fixed as provided in Section 4.12 of this Agreement, only Persons whose names are listed as Members on Exhibit 1 of this Agreement of the Company at the close of business on the business day immediately preceding the day on which notice of the meeting is given or, if such notice is waived, at the close of business on the business day immediately preceding the day on which the meeting of Members is held shall be entitled to receive notice of and to vote at such meeting, and such day shall be the record date for such meeting. Any Member entitled to vote on any matter may cast part of the votes in favor of the proposal and refrain from exercising the remaining votes or vote against the proposal (other than for election or removal of a Manager), but if the Member fails to specify the Interests such Member is voting affirmatively, it will be conclusively presumed that the Member's approving vote is with respect to all votes such Member is entitled to cast. Such vote may be a voice vote or by ballot; provided, however, that all votes for election or removal of a Manager must be by ballot upon demand made by a Class B Member at any meeting at which such election or removal is to be considered and before the voting begins.

4.6.5   Without limiting the preceding provisions of this Section 4.6, no Person shall be entitled to exercise any voting rights as a Member until such Person (i) shall have been admitted as a Member pursuant to Section 11.2, and (ii) shall have paid the Capital Contribution of such Person in accordance with Section 8.1.

Section 4.7   Place of Meetings. All meetings of the Members shall be held at any place within or without the State of Delaware that may be designated by the Managers. In the absence of such designation, Members' meetings shall be held at the principal executive office of the Company.

Section 4.8   Meetings of Members. Meetings of the Members for the purpose of taking any action permitted to be taken by the Members may be called by any Manager, or by any Member. Upon request in writing that a meeting of Members be called for any proper purpose, the Manager forthwith shall cause notice to be given to the Members entitled to vote that a meeting will be held at a time requested by the Person or Persons calling the meeting, not less than ten (10) nor more than sixty (60) days after receipt of the request. Meetings may be held electronically or telephonically at the discretion of the Manager. Except in special cases where other express provision is made by statute, written notice of such meetings shall be given to each Member entitled to vote not less than ten (10) nor more than sixty (60) days before the meeting. Such notices shall state:

        4.8.1   The place, date and hour of the meeting;

        4.8.2   Those matters which the Managers, at the time of the mailing of the notice, intend to present for action by the Members; and

        4.8.3   The names of the Managers intended at the time of the notice to be presented for election by the Class B Members.

Section 4.9   **Quorum**. The presence at any meeting in person or by proxy of Members holding not less than a majority of the Percentage Interests of the class or classes entitled to vote at such meeting shall constitute a quorum for the transaction of business. This section shall not be interpreted to alter the votes required by this Agreement.

Section 4.10   **Waiver of Notice**. The actions of any meeting of Members, however called and noticed, and wherever held, shall be as valid as if taken at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each person entitled to vote, not present in person or by proxy, signs a written waiver of notice or a consent to the holding of the meeting, or an approval of the minutes thereof. The waiver of notice, consent or approval need not specify either the business to be transacted or the purpose of any regular or special meeting of Members, except that if action is taken or proposed to be taken for approval of any of those matters specified in subsections 4.6.2 – 4.6.3, inclusive, of this Agreement, the waiver of notice, consent or approval shall state the general nature of such proposal. All such waivers, consents or approvals shall be filed with the Company's records and made a part of the minutes of the meeting. Attendance of a Member at a meeting shall also constitute a waiver of notice of and presence at such meeting, except when the Member objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened, and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be included in the notice but not so included, if such objection is expressly made at the meeting.

Section 4.11   **Action by Members Without a Meeting**.

Any other action which, under any provision of the Act or the Certificate of Formation or this Agreement may be taken at a meeting of the Members, may be taken without a meeting, and without notice except as hereinafter set forth, if a consent in writing, setting forth the action so taken, is signed by Members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. All such consents shall be filed with the secretary of the

Company and shall be maintained in the Company's records. Unless the consents of all Members entitled to vote have been solicited in writing, then (i) notice of any proposed Member approval without a meeting by less than unanimous written consent shall be given to those Members entitled to vote who have not consented in writing at least five (5) days before the consummation of the action authorized by such approval, and (ii) prompt notice shall be given of the taking of any other action approved by Members without a meeting by less than unanimous written consent to those Members entitled to vote who have not consented in writing.

Any Member giving a written consent, or the Member's proxyholders, or a personal representative of the Member or their respective proxyholders, may revoke the consent by a writing received by the secretary prior to the time that written consents of the number of votes required to authorize the proposed action have been filed with the secretary, but may not do so thereafter. Such revocation is effective upon its receipt by the secretary or, if there shall be no person then holding such office, upon its receipt by any other officer or Manager of the Company.

Section 4.12   Record Date. The Managers or, if there be no Managers then in office, the Members may fix a time in the future as a record date (the "Record Date") for the determination of the Members entitled to notice of and to vote at any meeting of Members or entitled to give consent to action by the Company in writing without a meeting, to receive any report, to receive any dividend or distribution, or any allotment of rights, or to exercise rights with respect to any change, conversion or exchange of interests. The Record Date so fixed shall be not more than sixty (60) days nor less than ten (10) days prior to the date of any meeting, nor more than sixty (60) days prior to any other event for the purposes of which it is fixed. When a Record Date is so fixed, only Members of record at the close of business on that date are entitled to notice of and to vote at any such meeting, to give consent without a meeting, to receive any report, to receive a dividend, distribution, or allotment of rights, or to exercise the rights, as the case may be, notwithstanding any transfer of any interests on the books of the Company after the Record Date, except as otherwise provided by statute or in the Certificate of Formation or this Agreement.

If the Managers or the Members, as the case may be, do not so fix a record date, then (i) the record date for determining Members entitled to notice of or to vote at a meeting of Members shall be at the close of business on the business day immediately preceding the day on which notice is given or, if notice is waived, at the close of business on the business day immediately preceding the day on which the meeting is held, and (ii) the record date for determining Members entitled to give consent to Company action in writing without a meeting shall be the day on which the first written consent is given.

Section 4.13   Resignation and Withdrawal of Members. No Member may resign or withdraw as a Member prior to the dissolution and winding up of the Company or without the consent of a majority of each Class.

Section 4.14   Members May Participate in Other Activities. Each Member of the Company, either individually or with others, shall have the right to participate in other business ventures of every kind, whether or not such other business ventures compete with the Company. No Member, acting in the capacity of a Member, shall be obligated to offer to the Company or to the other Members any opportunity to participate in any such other business venture. Neither the

Company nor the other Members shall have any right to any income or profit derived from any such other business venture of a Member or Affiliate. A Member or Manager may engage in incidental use of the Company's computers, communication systems, or internet facilities for other business activities so long as such usage has no material impact upon the Company's facilities and equipment.

Section 4.15   Members Are Not Agents. Pursuant to Section 5.1 of this Agreement, the management of the Company is vested in the Managers. The Members shall have no power to participate in the management of the Company except as expressly authorized by the Act, this Agreement or the Certificate of Formation. No Member, acting solely in the capacity of a Member, is an agent of the Company nor does any Member, unless expressly and duly authorized in writing to do so by the Managers, have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, to execute any instrument on its behalf or to render it liable for any purpose. Any attempt to do so is null and void.

Section 4.16   Transactions of Members with the Company. Subject to any limitations set forth in this Agreement and with the prior approval of the Managers, a Member may lend money to and transact other business with the Company, such as providing services for compensation. Subject to other applicable law, such Member has the same rights and obligations with respect thereto as a Person who is not a Member.

Section 4.17   Loans by Members to the Company. Without limiting Section 4.15, no Member shall be obligated to lend money to the Company. No Member may lend money to the Company without the prior approval of the Manager(s). Any loan by a Member to the Company with the required approval of the Manager(s) shall be separately entered on the books of the Company as a loan to the Company and not as a Capital Contribution, shall bear interest at such commercially reasonable rate as may be agreed upon by the lending Member and the Manager(s), and shall be evidenced by a promissory note containing commercially reasonable terms duly executed by all of the Managers. In the event a loan is made by a Member and no promissory note is issued by the Company, then such amount shall be treated as a loan and bear interest at the rate of eight percent per annum.

Section 4.18   Mandatory Redemptions Applicable to ERISA Investors. The Company may issue Interests to an ERISA Investor in exchange for Capital Contribution(s) and the Manager may admit such ERISA Investor as a Member subject to the terms hereof; provided, that the Manager shall only accept Capital Contributions from an ERISA Investor and issue Interests in exchange thereof (and admit said ERISA Investor as a Member if applicable) if, after said issuance, the Interests held by ERISA Investors, collectively, would be less than twenty five percent (25%) of the Interests then outstanding. At all times, the number of Interests held by ERISA Investors shall be less than twenty-five percent (25%) of all Interests then outstanding. For purposes of this calculation, the term "Member" shall include Assignees. This limitation shall be referred to as the "ERISA Investor Restriction." If as a result of a Member Withdrawal, redemption or otherwise or issuance of additional Interests, the Company violates or will violate the ERISA Investor Restriction, the Manager has the right, exercisable in its sole discretion, to cause the Company to redeem outstanding Interests that are then held by ERISA Investors, on a pro rata basis, as is or may be necessary to ensure that the Company does not violate the ERISA Investor Restriction. In the event the Manager determines to exercise its rights under this Section 4.19, the Manager shall give each ERISA Investor immediate written notice of said determination, and in such Writing shall advise each ERISA Investor of the number of Interests to be redeemed from said Investor, the effective date of such redemption and the Redemption Price to be paid to such Investor. Upon the effective date of such redemption, the Manager shall cause the Company to tender to each ERISA Investor the Redemption Price applicable to said Investor as directed by said Investor. No fees shall be assessed by the Company on a redemption occurring pursuant to this Section.

Section 4.19 **Company Option to Redeem.** If a Member's Interests are Transferred (the "**Involuntary Transferred Interests**") to a Person not then a Member due to said Member's death or by any court or other judicial authority, including, but not limited to, Transfers ordered in a Bankruptcy proceeding, divorce, or as a result of garnishment, attachment or execution, the Company has the option, exercisable in its sole and exclusive discretion, to redeem all, but not less than all, of the Involuntary Transferred Interests for the price and upon the terms set forth in this Section 4.20. Within thirty (30) Business Days after the date on which the Company receives written notice of the applicable event, the Company shall provide written notice of its exercise of its option to redeem to the Member, the court and the proposed assignee and/or the successor of the Member ("**Successor**") as applicable (the "**Option Notice**"). The redemption price for the Involuntary Transferred Interests shall be an amount equal to their Capital Account balance plus any accrued, unpaid Class A Preferred Return (the "Redemption Price") less the Processing Fee *and* less all any and all loss, liability, damages, loss and expenses incurred by the Company as a result of or related to the Transfer. In the event the Company has an offset right under this Section 4.20 and exercises the same, then the Company shall notify in Writing the Member, the court and/or Successor, as applicable, of the amount of offset, with reasonable detail and documentation regarding the same, and shall provide the amount of the redemption price as reduced by any offset.

4.19.2 The closing of the redemption of the Involuntary Transferred Interests pursuant to this Section 4.20 may occur electronically or at the principal place of business of the Company and shall take place within a reasonable amount of time after the Option Notice.

4.19.3 Notwithstanding anything else contained herein to the contrary, the Successor and/or the applicable Member shall merely be an assignee from and after the date of the applicable event causing the Transfer, and such Successor and/or the applicable Member shall thereinafter have no right to vote or exercise rights of a Member hereunder.

4.19.4 In the event that any Successor and/or the applicable Member ("Defaulting Person") shall be required to sell its Involuntary Transfer Interests pursuant to this Section 20.4, and in the further event that Defaulting Person is unable to, or for any reason does not, deliver such Involuntary Transfer Interests and necessary documentation to the Company and the Manager in accordance with the applicable provisions of this Agreement, then the Company may deposit the applicable redemption price for such Involuntary Transfer Interests, by certified check with the Company's primary bank, as agent or trustee, or in escrow, for such Defaulting Person, to be held by the bank until withdrawn by such Defaulting Person. Upon the deposit of the redemption price as provided for herein and upon notice in Writing to the Defaulting Person, the Involuntary Transfer Interests of such Defaulting Person to be redeemed pursuant to Section 4.26 of this Agreement shall at such time be deemed to have been redeemed by and conveyed to the Company, and such Defaulting Person shall have no further rights thereto, and the Company shall record the redemption in its books and records.

Section 4.20   The Company has the right to redeem (i.e., purchase) the interest of any Class A Member in the Company any time after September 30, 2022 in accordance with this Section 4.20. The Company shall provide written notice of its intent to redeem to the Member, (the **"Redemption Notice"**) not less than fifteen (15) days prior to the redemption. The redemption price for any Class A Interests shall be an amount equal to their Capital Account balance plus any accrued, unpaid Class A Preferred Return (the "Redemption Price"). The Company may rely upon the determination of its Certified Public Accountant in determining the Redemption Purchase Price. In the event that there is any remaining Capital Account Balance calculated at the end of the calendar year in the course of preparing annual tax returns, the Company shall pay such balance to the redeemed Class A Member within thirty (30) days of such determination.

4.20.2 The closing of the redemption of the Class A Interests pursuant to this Section 4.20 may occur electronically or at the principal place of business of the Company and shall take place within fifteen (15) days following the delivery of the Redemption Notice.

ARTICLE 5

MANAGEMENT OF THE COMPANY

Section 5.1   **Managers.** Subject to the provisions of the Act and any limitations in the Certificate of Formation and this Agreement as to action required to be authorized or approved by the Members, the business and affairs of the Company shall be managed and all its powers shall be exercised by or under the direction of one or more Managers.

5.1.1   Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the Managers shall have the following powers:

(A)   to conduct, manage and control the business and affairs of the Company and to make such rules and regulations therefor not inconsistent with law or with the Certificate of Formation or with this Agreement, as the Managers shall deem to be in the best interests of the Company;

(B)   to appoint and remove at pleasure the officers, agents and employees of the Company, prescribe their duties and fix their compensation;

(C)   to borrow money and incur indebtedness for the purposes of the Company and to cause to be executed and delivered therefor, in the Company's name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations or other evidences of debt and securities therefor;

(D)   to designate an executive and/or other committees, each consisting of two or more Persons, to serve at the pleasure of the Managers, and to prescribe the manner in which proceedings of such committees shall be conducted;

(E)   to acquire real and personal property, arrange financing and enter into contracts;

(F)   to make all other arrangements and do all things which are necessary or convenient to the conduct, promotion or attainment of the business, purposes or activities of the Company; and,

Section 5.2   the Manager may, in its sole discretion, pay up to five percent (5.0%) of Gross Proceeds to Financial Advisors (the "Placement Fee"). For purposes of this section, a Financial Advisor is a licensed attorney in connection with his/her representation of an investing client, a licensed Investment Advisor under the Investment Advisor Act of 1940, as amended, or a licensed securities broker or agent holding licenses from FINRA and the Securities and Exchange Commission.

Section 5.3   **Agency Authority of Managers**. If more than one Manager holds office, then any of them shall be authorized to sign checks, contracts and obligations on behalf of the Company. Any Manager, acting alone, is authorized to endorse checks, drafts and other evidences of indebtedness made payable to the order of the Company, but only for the purpose of deposit into the Company's accounts.

Section 5.4   **Limited Liability**. Except as expressly set forth in this Agreement or required by law, no Manager shall be personally liable for any debt, obligation, or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Manager of the Company. This section shall not be construed to insulate a Manager from liability in the event his actions are intentional, willful, or fraudulent.

Section 5.5   Standards of Conduct; Modification of Duties. Notwithstanding any other provision of this Agreement or other applicable provision of law to the law, whenever in this Agreement or any other agreement contemplated hereby or otherwise, the Manager, in its capacity as the manager of Company, is permitted to or required to make a decision, the Manager shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall have no duty or obligation (fiduciary or otherwise) other than the duties of good faith and fair dealing to give any consideration to any interest of or factors affecting Company or the Members, and shall not be subject to any other or different standards imposed by this Agreement, any other agreement contemplated hereby, under the Delaware Act or under any other law, rule or regulation. Whenever in this Agreement or any other agreement contemplated hereby or otherwise the Manager are permitted to or required to make a decision in "good faith" then for purposes of this Agreement, the Manager, or any of their Affiliates that cause them to make any such decision, shall be conclusively presumed to be acting in good faith if such Person or Persons subjectively believe(s) that the decision made or not made is in the best interests of Company.

5.5.1   Whenever the Manager make a determination or take or decline to take any other action, or any of their Affiliates cause them to do so, in their individual capacities as opposed to in their capacities as the Manager of Company, whether under this Agreement or any other agreement contemplated hereby or otherwise, then the Manager, or such Affiliates causing them to do so, are entitled, to the fullest extent permitted by law, to make such determination or to take or decline to take such other action free of any duty (including any fiduciary duty) or obligation, whatsoever to Company, any Member or any other Person bound by this Agreement, and the Manager, or such Affiliates causing them to do so, shall not, to the fullest extent permitted by law, be required to act pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

5.5.2   Except as expressly set forth in this Agreement, to the fullest extent permitted by law, the Manager shall not have any duties or liabilities, including fiduciary duties, to Company, any Member or any other Person bound by this Agreement or any creditor of Company, and the provisions of this Agreement, to the extent that they restrict or otherwise modify or eliminate the duties and liabilities, including fiduciary duties, of the Manager otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of the Manager.

5.5.3   The Members expressly acknowledge that the Manager is under no obligation to consider the separate interests of the Members (including, without limitation, the tax consequences to Members) in deciding whether to cause Company to take (or decline to take) any actions, and that the Manager shall not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by Members in connection with such decisions.

5.5.4   The Manager may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties hereto.

5.5.5   The Manager may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by them, and any act taken or omitted to be taken in reliance upon the advice or opinion of such Persons as to matters that the Manager reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.

5.5.6   The Manager shall have the right, in respect of any of their powers or obligations hereunder, to act through any of their duly authorized officers or any duly appointed attorney or attorneys-in-fact. Each such attorney shall, to the extent provided by the Manager in the power of attorney, have full power and authority to do and perform each and every act and duty that is permitted or required to be done by the Manager hereunder.

Section 5.6   **Number and Qualifications of Managers.** There shall be one (1) Manager. Subject to the provisions of the Act and any limitations in the Certificate of Formation, the authorized number of Managers may be changed from time to time upon the affirmative vote of Members holding not less than sixty five (65%) percent of the Class B Members by Percentage Interest. The exact number of Managers shall be fixed from time to time, within the limits specified in this Section 5.4. The initial Manager is X Baltimore LLC. The Manager(s) may, but need not, be a Member of the Company.

Section 5.7   Election and Removal of Managers.

5.7.1   The Manager(s) shall be elected by the vote of Members holding not less than a majority of the Class B Interests at any meeting of the Members, or by written consent of Members holding not less than a majority of the Class B Interests pursuant to Section 4.11 of this Agreement. Except as otherwise provided by the Act or the Certificate of Formation, each Manager, including a Manager elected to fill a vacancy, shall hold office until his or her death, Bankruptcy, mental incompetence, resignation or removal.

5.7.2   Any Manager may be removed, with or without cause, by the votes of Members holding not less than a majority of the Class B Interests represented and voting at a duly held meeting of the Members at which a quorum is present (which Members voting affirmatively also constitute at least a majority of the required quorum), or by written consent of a majority of the Class B Interests pursuant to Section 4.11 of this Agreement.

5.7.3   Any Manager may be removed for Cause upon the vote of seventy-five percent or more of the Percentage Interests of the Class B Members. For purposes of removal of a Manager, "for Cause" shall mean any of the following:

(A)   Breach or default by a Manager of any material term or obligation under this Operating Agreement that is not waived in writing by a majority the Class B Members or cured within ten (10) days of notice of the alleged breach or default;

(B)   The willful and continued failure of a Manager to substantially perform that party's customary duties (other than due to such party's death or incapacity due to physical or mental illness), the reckless disregard of the performance of such party's duties, or the willful engaging by the Manager in gross misconduct, which is materially injurious to the Company, monetarily or otherwise;

(C)   The inability of a Manager to perform his duties hereunder by reason of illness, or physical or mental incapacity of any kind, for a period of more than sixty (60) days. If disputed by the Manager, the Manager shall submit to a medical examination by a qualified medical doctor selected by the Company to determine the Manager's ability to perform his duties;

(D)   A felony conviction or conviction of any offense involving moral turpitude, whether as a result of a guilty plea, a plea of nolo contendere or a verdict of guilty; or

(E)   Making materially false, misleading, or inaccurate statements in connection with the rendering of services as a Manager that results in material financial damage to the Company.

5.6.4   The proposed removal of any Manager other than based upon Section 5.6.3 D shall first be subject to written notice setting forth the alleged basis for the removal. Upon receipt of written notice, the recipient Manager shall have up to thirty (30) days to cure the alleged basis for removal. Any dispute regarding whether the alleged basis has been cured shall be subject to the dispute resolution provisions of

Section 19.9. For purposes of Section 5.6, "material" means having a dollar value in excess of $75,000 or is an act for which the Company's privilege licenses could be suspended or revoked.

Section 5.8   Manager. The name and address of the initial Manager, to hold office from and after the date of this Agreement until one or more successors are elected and qualified, is as set forth in *Exhibit "3"* attached hereto and incorporated herein by reference. Such Manager is appointed by the Class B Members signing this Operating Agreement.

Section 5.9   Managers May Engage in Other Activities. Each Manager of the Company (if more than one), either individually or with others, shall have the right to participate in other business ventures of every kind, whether or not such other business ventures compete with the Company. No Manager, acting in the capacity of a Manager, shall be obligated to offer to the Company, the Members, or to the other Manager any opportunity to participate in any such other business venture. Neither the Company nor the other Managers shall have any right to any income or profit derived from any such other business venture of a Manager.

Section 5.10   Transactions of Managers with the Company. With the prior approval of a majority of disinterested Managers, Manager may lend money to and transact other business with the Company. Subject to other applicable law, such Manager has the same rights and obligations with respect thereto as a Person who is not a Member or Manager.

Section 5.11   Compensation of Managers.

The Manager shall be reimbursed by the Company for all expenses, fees, or costs incurred on behalf of the Company, including, without limitation, organizational expenses, legal fees, filing fees, accounting fees, out of pocket costs of reporting to any governmental agencies, insurance premiums, travel, costs of evaluating investments and other costs and expenses, including real estate acquisition costs.

5.11.2 Asset Management Fee. The Company shall pay to the Manager a monthly management fee equal to one percent (1%) of the Gross Income of all assets under ownership (the "**Asset Management Fee**"). For purposes of calculating the Management Fee, Gross Income of all assets under ownership shall be measured as of the last Business Day of each month, and the Management Fee for that month shall be paid on the first Business Day of the subsequent month.

5.11.3 Acquisition Fee. The Company shall pay to the Manager an Acquisition Fee in the amount of two percent (2%) of the purchase price of each real estate asset purchased.

5.11.4   Commissions. The Manager, its affiliates or principals may receive commissions upon the Company's purchase or sale of the Project. Commissions are estimated at three percent (3%) of sales and the Company shall be responsible for paying the sales agents. Any commission received by a principal of the Manager shall reduce any other commissions receivable.

5.11.5 Fund Management Fee: One percent (1%) of Class A Capital Contributions based upon a three (3) month rolling average, payable quarterly within thirty days of the end of each calendar quarter following the Company accepting subscriptions for one thousand five hundred (1,500) Class A units.

5.10.7 Property Management Fee: The Manager shall be entitled to a property management fee equal to six percent (6%) of the rental income generated by the Project, with a minimum of $2,500 per month (the Property Management Fee. Manager shall reserve the right to either self-manage the property or hire a third party manager at its sole discretion.

5.10.8 Construction or Project Rehab Management Fees: The Manager shall be entitled to a fee equal to three percent (3%) of gross construction value of based upon the gross amount of any final executed construction/rehabilitation agreement.

5.10.9 Refinance Fee. The Manager shall be entitled to a fee in connection with the refinancing of the Project owned by the Company equal to one percent (1%) of the gross amount of the refinance proceeds, payable at closing of the refinancing.

5.10.10 Disposition Fee. The Company shall pay the Manager a disposition fee equal to one percent (1%) of the gross sales price of any real estate asset sold by the Company, payable at closing of such sale.

Section 5.12   Insufficient Funds. In the event there are insufficient Company funds to pay the Manager any Fee then due, the Manager in its sole discretion may cause such fee to be accrued and paid at such time(s) as the Company has sufficient funds or upon the liquidation of the Company. Any unpaid Fee shall be an accrued liability of the Company.

Section 5.13   **Representative**. For taxable years beginning after December 31, 2021 (or any earlier year, if the Managers, so elects), the Managers shall designate a Company representative (in such capacity, the "Company Representative") to act under Section 6223 of the Code as amended by the Bipartisan Budget Act of 2015 (or any successor thereto) (the "2015 Act") and in any similar capacity under state, local or non-U.S. law, as applicable. The Company Representative may be removed and replaced by the Managers at any time in its sole discretion. Notwithstanding anything else to the contrary in this Agreement, the Company Representative shall apply the provisions of subchapter C of Chapter 63 of the Code, as amended by the 2015 Act (or any successor rules thereto), or similar provisions of state, local or non-U.S. tax law, with respect to any audit, imputed underpayment, other adjustment, or any such decision or action by the Internal Revenue Service (or other tax authority) with respect to the Company or the Members for such taxable years, in the manner determined by the Company Representative with the approval of the Managers.

Section 5.12.1 The Members shall have no claim against the Company or Company Representative for any form of damages or liability as a result of actions taken or remedies pursued by or on behalf of the Company in order to comply with the rules under subchapter C of Chapter 63 of the Code, as amended by the 2015 Act (or any successor rules thereto) or similar provisions of state, local or non-U.S. law.

Section 5.12.2 The Company Representative shall keep the Members informed of any inquiries, audits, other proceedings or tax deficiencies assessed or proposed to be assessed (of which the Company Representative is actually aware) by any taxing authority against the Company or the Members.

Section 5.12.3 So long as the Company satisfies the provisions of Sections 6221(b)(1)(B) through (D) of the Code, the Company Representative, with the approval of the Managers, may cause the Company to make the election set forth in Section 6221(b)(1) of the Code so that the provisions of Subchapter C of Chapter 63 of the Code shall not apply to the Company. If such election is made the Company Representative shall provide the proper notice to each Member in accordance with Section 6221(b)(1)(E).

Section 5.12.4 Provided the election described in Section 5.12.3 above is not in effect, in the case of any adjustment by the IRS in the amount of any item of income, gain, loss, deduction, or credit of the Company or any Member's distributive share thereof ("IRS Adjustment"), the Company Representative shall respond to such IRS Adjustment in accordance with either Section 5.12.5 or Section 5.12.6.

Section 5.12.5 In accordance with section 6225 of the Code as enacted under the 2015 Act, the Company Representative may cause the Company to pay an imputed underpayment as calculated under section 6225(b) of the Code with respect to the IRS Adjustment, including interest and penalties ("Imputed Tax Underpayment") in the Adjustment Year. The Company Representative shall use commercially reasonable efforts to pursue available procedures to reduce any Imputed Tax Underpayment on account of any Member's tax status. Each Member agrees to amend its U.S. federal income tax return(s) to include (or reduce) its allocable share of the Company's income (or losses) resulting from an IRS Adjustment and pay any tax due with such return as required under Section 6225(c)(2) of the Code, even if an Imputed Tax Underpayment liability of the Company or IRS Adjustment occurs after the Member's withdrawal from the Company. The Company Representative may elect at his/its sole discretion to follow and implement the Centralized Partnership Audit Regulations and thereby address any tax issues at the Company level.

Section 5.12.6 Alternatively, the Company Representative may elect under section 6226 of the Code as implemented under the 2015 Act to cause the Company to issue adjusted Internal Revenue Service Schedules "K-1" (or such other form as applicable) reflecting a Member's shares of any IRS Adjustment for the Adjustment Year.

Section 5.12.7 Each Member does hereby agree to indemnify and hold harmless the Company, the Manager and Company Representative from and against any liability with respect to the Member's proportionate share of any Imputed Tax Underpayment or other IRS Adjustment resulting in liability of the Company, regardless of whether such Member is a Member in the Company in an Adjustment Year, with such proportionate share as reasonably determined by the Managers, including the Managers' reasonable discretion to consider each Member's interest in the Company in the Reviewed Year and a Member's timely provision of information necessary to reduce the amount of Imputed Tax Underpayment set forth in section 6225(c) of the Code. This obligation shall survive a Member's ceasing to be a Member of the Company and/or the termination, dissolution, liquidation and winding up of the Company.

Section 5.12.8 Each Member does hereby agree to indemnify and hold harmless the Company, the Managers and Company Representative from and against any liability with respect to the Member's proportionate share of any item of income, gain, loss, deduction, or credit of the Company or any Member's distributive share thereof reported on an adjusted Internal Revenue Service Schedule K-1 received by the Company with respect to any entity in which the Company holds an ownership interest and which results in liability of the Company, regardless of whether such Member is a Member in the Company in an Adjustment Year, with such proportionate share as reasonably determined by the Managers, including the Managers' reasonable discretion to consider each Member's interest in the Company in the Reviewed Year and a Member's timely provision of information necessary to reduce the amount of Imputed Tax Underpayment set forth in section 6225(c) of the Code. This obligation shall survive a Member's ceasing to be a Member of the Company and/or the termination, dissolution, liquidation and winding up of the Company.

Section 5.12.9 "Adjustment Year" means: (1) in the case of an adjustment pursuant to the decision of a court, the Company's taxable year in which the decision becomes final; (2) in the case of an administrative adjustment request, the Company's taxable year in which the administrative adjustment is made; or (3) in any other case, the Company's taxable year in which the notice of final Company adjustment is mailed.

ARTICLE 6

MEETINGS OF MANAGERS

Section 6.1   Place of Meetings. Meetings of the Managers shall be held at any place within or without the State of Delaware that has been designated from time to time by the Managers.

Section 6.2   Meetings of Managers. Meetings of the Managers may be called for any purpose or purposes at any time by any Manager. Notice of the time and place of meetings shall be delivered personally or by telephone to each Manager or sent by first-class mail or by electronic means such as email (provided there is a delivery receipt). Notice shall be given not less than 48 hours prior to any meeting. The participation by all Managers in a meeting constitutes waiver of notice.

Section 6.3   Quorum; Participation in Meetings by Conference Telephone Permitted; Vote Required for Action. Presence of a majority of the authorized number of Managers at a meeting of the Managers constitutes a quorum for the transaction of business, except as hereinafter provided. Managers may participate in a meeting through use of conference telephone or similar communications equipment, so long as all Managers participating in such meeting can communicate with and hear one another. Every act or decision done or made by a majority of the Managers present at a meeting duly held at which a quorum is present shall be regarded as the act of the Managers, unless there are only two Managers in which case unanimity shall be required. A majority of the Managers present may adjourn any meeting to another time and place. If the meeting is adjourned for more than twenty-four (24) hours, notice of any adjournment to another time or place (other than adjournments until the time fixed for the next regular meeting of the Managers, as to which no notice is required) shall be given prior to the time of the adjourned meeting to the Managers who were not present at the time of the adjournment.

Section 6.4   Waiver of Notice; Consent to Meeting. Notice of a meeting need not be given to any Manager who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting. All such waivers, consents and approvals shall be filed with the Company's records and made a part of the minutes of the meeting.

Section 6.5   Action by Managers Without a Meeting. Any action required or permitted to be taken by the Managers may be taken without a meeting if all the Managers shall individually or collectively consent in writing to such action. Such written consent or consents shall be filed with the minutes of the proceedings of the Managers. Such action by written consent shall have the same force and effect as a unanimous vote of the Managers.


ARTICLE 7

OFFICERS


Section 7.1   General. Subject to the provisions of the Act and the Certificate of Formation, the Managers may determine from time to time to appoint one or more individuals as officers of the Company. Every officer must be at least 18 years of age. An officer need not be a Member or Manager of the Company, and any number of offices may be held by the same person. The Managers shall determine the nature and extent of the duties to be performed by any officer, which shall be reduced to writing. Officers may include a President, a Secretary, a Treasurer, one or more Vice-presidents and such other officers as may be designated from time to time by the Managers.

Section 7.2   Appointment and Removal. The officers shall be appointed by the Managers. Each officer, including an officer elected to fill a vacancy, shall hold office at the pleasure of the Managers until his or her successor is elected, except as otherwise provided by the Act. Any officer may be removed, with or without cause, at any time by the affirmative vote of a majority of the Managers then in office, unless there are only two Managers in which case unanimity shall be required.


ARTICLE 8

CAPITAL CONTRIBUTIONS


Section 8.1   Initial Capital Contributions.

8.1.1   Each Member shall make or has made the Capital Contribution to the Company in cash or property as set forth in *Exhibit "1"*. The Manager shall have the discretion as to the date at which the subscriptions for classes of Interests shall be closed.

8.1.2   Upon the date of admission of a new Member in accordance with Section 11.2, each new Member shall make a Capital Contribution to the Company in such amount and in such form as the Managers shall agree.

8.1.3   Upon receipt of each such Capital Contribution the Company shall credit each Member's Capital Account with the amount of such Member's Capital Contribution as shown in *Exhibit "1"*, as amended from time to time.

Section 8.2   Additional Capital Contributions.

8.2.1   No Member shall be obligated to contribute additional capital to the Company. No Member shall be permitted or authorized to make any additional Capital Contribution without the prior approval of the Manager(s). Additional Capital Contributions may be necessary to accomplish the purposes and objectives of the Company. Additional Capital Contributions may be made by the Members when determined necessary, from time to time, in the amounts and representing such Percentage Interest and within the time determined by the approval of the Manager(s). Such additional Capital Contributions shall be payable in proportion to each Class B Member's Percentage Interest. If the then current Class B Members are unable or unwilling to meet the demand for Additional Capital Contributions, the Class B Members acknowledge that new members may be added at the time additional capital is required on terms no more favorable than was offered to the existing Class B Members. The Class B Members acknowledge that their Membership Interests may change (including being diluted) from time to time as a result of adding new Members to obtain Additional Capital Contributions. In the event that one or more Members is unable or unwilling to contribute Additional Capital, then the Manager(s) may amend this Agreement to admit new Members on terms no more favorable than was offered to the existing Members. However, this section is not for the benefit of any creditors of the Company. No creditor of the Company may obtain any right under this paragraph to make any claim that a Member is obligated to contribute capital to the Company for the purpose of satisfying the Company's creditors.

8.2.2   Such Member or Members making Additional Capital Contributions shall receive a Capital Account credit for each such additional Capital Contribution at the time and in the amount that such contribution is made and the related Percentage Interests, and *Exhibits "1" and "2"* shall be adjusted accordingly as to the capital contributed and the related Percentage Interests for all Members.

Section 8.3   Withdrawal or Reduction of Capital Contributions.

8.3.1   Except as expressly provided in this Agreement, no Member shall have the right to withdraw from the Company all or any part of his or its Capital Contribution prior to the dissolution and winding up of the Company.

8.3.2   Without limiting the generality of subsection 8.3.1, no Member shall receive any part of his or its Capital Contribution upon the dissolution of the Company until:

(A)   all liabilities of the Company, except liabilities to Members on account of their Capital Contributions, have been paid or there remains property of the Company sufficient to pay them; or

(B)   the Certificate of Formation or this Agreement is canceled or so amended as to permit the withdrawal or reduction of Capital Contributions by Members.

8.3.3   A Member, irrespective of the nature of his or its Capital Contribution, shall only have the right to demand and receive cash in return for his or its Capital Contribution.

Section 8.4   **No Interest Payable on Capital Contributions**. No interest shall be payable on or with respect to the Capital Contributions or Capital Accounts of Members.

Section 8.5   **Capital Accounts.**

8.5.1   A single Capital Account shall be maintained for each Member (regardless of the class of Interests owned by such Member and regardless of the time or manner in which such Interests were acquired) in accordance with the capital accounting rules of Section 704(b) of the Code, and the regulations thereunder (including without limitation Section 1.704-1(b)(2)(iv) of the Income Tax Regulations). In general, under such rules, a Member's Capital Account shall be:

(A)   increased by (i) the amount of money contributed by the Member to the Company (including the amount of any Company liabilities that are assumed by such Member other than in connection with distribution of Company property), (ii) the fair market value of property contributed by the Member to the Company (net of liabilities secured by such contributed property that under Section 752 of the Code the Company is considered to assume or take subject to), and (iii) allocations to the Member of Company income and gain (or item thereof), including income and gain exempt from tax; and

(B)   decreased by (i) the amount of money distributed to the Member by the Company (including the amount of such Member's individual liabilities that are assumed by the Company other than in connection with contribution of property to the Company), (ii) the fair market value of property distributed to the Member by the Company (net of liabilities secured by such distributed property that under Section 752 of the Code such Member is considered to assume or take subject to), (iii) allocations to the Member of expenditures of the Company not deductible in computing its taxable income and not properly chargeable to capital account, and (iv) allocations to the Member of Company loss and deduction (or item thereof).

8.5.2   Where Section 704(c) of the Code applies to Company property or where Company property is revalued pursuant to paragraph (b)(2)(iv)(t) of Section 1.704-1 of the Income Tax Regulations, each Member's Capital Account shall be adjusted in accordance with paragraph (b)(2)(iv)(g) of Section 1.704-1 of the Income Tax Regulations as to allocations to the Members of depreciation, depletion, amortization and gain or loss, as computed for book purposes with respect to such property.

8.5.3   When Company property is distributed in kind (whether in connection with liquidation and dissolution or otherwise), the Capital Accounts of the Members shall first be adjusted to reflect the manner in which the unrealized income, gain, loss and deduction inherent in such property (that has not been reflected in the Capital Account previously) would be allocated among the Members if there were a taxable disposition of such property for the fair market value of such property (taking into account Section 7701(g) of the Code) on the date of distribution.

8.5.4   The Members shall direct the Company's accountants to make all necessary adjustments in each Member's Capital Account as required by the capital accounting rules of Section 704(b) of the Code and the regulations thereunder.

ARTICLE 9

ALLOCATION OF PROFITS AND LOSSES; TAX AND ACCOUNTING MATTERS

Section 9.1   Allocations. Each Member's distributive share of income, gain, loss, deduction or credit (or items thereof) of the Company as shown on the annual federal income tax return prepared by the Company's accountants or as finally determined by the United States Internal Revenue Service or the courts, and as modified by the capital accounting rules of Section 704(b) of the Code and the Income Tax Regulations thereunder, as implemented by Section 8.5 hereof, as applicable, shall be determined as follows:

9.1.1   Allocations. Except as otherwise provided in this Section 9.1:

(A)   items of income, gain, loss, deduction or credit (or items thereof) shall be allocated among the Members in proportion to their Percentage Interests as set forth in **Exhibit "2"**, if any, except that items of loss or deduction allocated to any Member pursuant to this Section 9.1 with respect to any taxable year shall not exceed the maximum amount of such items that can be so allocated without causing such Member to have a deficit balance in his or its Capital Account at the end of such year, computed in accordance with the rules of paragraph (b)(2)(ii)(d) of Section 1.704-1 of the Income Tax Regulations. Any such items of loss or deduction in excess of the limitation set forth in the preceding sentence shall be allocated as follows and in the following order of priority:

(1)   first, to those Members who would not be subject to such limitation, in proportion to their Percentage Interests, and

(2)   second, any remaining amount to the Members in the manner required by the Code and Income Tax Regulations.

Subject to the provisions of subsections 9.1.2 – 9.1.11, inclusive, of this Agreement, the items specified in this Section 9.1 shall be allocated to the Members as necessary to eliminate any deficit Capital Account balances.

9.1.2   Allocations With Respect to Property. Solely for tax purposes, in determining each Member's allocable share of the taxable income or loss of the Company, depreciation, depletion, amortization and gain or loss with respect to any contributed property, or with respect to revalued property where the Company's property is revalued pursuant to paragraph (b)(2)(iv)(f) of Section 1.704-1 of the Income Tax Regulations, shall be allocated to the Members in the manner (as to revaluations, in the same manner as) provided in Section 704(c) of the Code. The allocation shall take into account, to the full extent required or permitted by the Code, the difference between the adjusted basis of the property to the Member contributing it (or, with respect to property which has been revalued, the adjusted basis of the property to the Company) and the fair market value of the property determined by the Members at the time of its contribution or revaluation, as the case may be.

9.1.3   Minimum Gain Chargeback. Notwithstanding anything to the contrary in this Section 9.1, if there is a net decrease in Company Minimum Gain or Company Nonrecourse Debt Minimum Gain (as such terms are defined in Sections 1.704-2(b) and 1.704-2(i)(2) of the Income Tax Regulations, but substituting the term "Company" for the term "Partnership" as the context requires) during a Company taxable year, then each Member shall be allocated items of Company income and gain for such year (and, if necessary, for subsequent years) in the manner provided in Section 1.704-2 of the Income Tax Regulations. This provision is intended to be a "minimum gain chargeback" within the meaning of Sections 1.704-2(f) and 1.704-2(i)(4) of the Income Tax Regulations and shall be interpreted and implemented as therein provided.

9.1.4   Qualified Income Offset. Subject to the provisions of subsection 9.1.3, but otherwise notwithstanding anything to the contrary in this Section 9.1, if any Member's Capital Account has a deficit balance in excess of such Member's obligation to restore his or its Capital Account balance, computed in accordance with the rules of paragraph (b)(2)(ii)(d) of Section 1.704-1 of the Income Tax Regulations, then sufficient amounts of income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) shall be allocated to such Member in an amount and manner sufficient to eliminate such deficit as quickly as possible. This provision is intended to be a "qualified income offset" within the meaning of Section 1.704-1(b)(2)(ii)(d) of the Income Tax Regulations and shall be interpreted and implemented as therein provided.

9.1.5   Depreciation Recapture. Subject to the provisions of Section 704(c) of the Code and subsections 9.1.2 – 9.1.4, inclusive, of this Agreement, gain recognized (or deemed recognized under the provisions hereof) upon the sale or other disposition of Company property, which is subject to depreciation recapture, shall be allocated to the Member who was entitled to deduct such depreciation.

9.1.6   Loans. If and to the extent any Member is deemed to recognize income as a result of any loans pursuant to the rules of Sections 1272, 1273, 1274, 7872 or 482 of the Code, or any similar provision now or hereafter in effect, any corresponding resulting deduction of the Company shall be allocated to the Member who is charged with the income. Subject to the provisions of Section 704(c) of the Code and subsections 9.1.2 – 9.1.4, inclusive, of this Agreement, if and to the extent the Company is deemed to recognize income as a result of any loans pursuant to the rules of Sections 1272, 1273, 1274, 7872 or 482 of the Code, or any similar provision now or hereafter in effect, such income shall be allocated to the Member who is entitled to any corresponding resulting deduction.

9.1.7   Tax Credits. Tax credits shall generally be allocated according to Section 1.704-1(b)(4)(ii) of the Income Tax Regulations or as otherwise provided by law. Investment tax credits with respect to any property shall be allocated to the Members pro rata in accordance with the manner in which Company profits are allocated to the Members under subsection 9.1.1 hereof, as of the time such property is placed in service. Recapture of any investment tax credit required by Section 47 of the Code shall be allocated to the Members in the same proportion in which such investment tax credit was allocated.

9.1.8   Change of Pro Rata Interests. Except as provided in subsections 9.1.6 and 9.1.7 hereof or as otherwise required by law, if the proportionate interests of the Members of the Company are changed during any taxable year, all items to be allocated to the Members for such entire taxable year shall be prorated on the basis of the portion of such taxable year which precedes each such change and the portion of such taxable year on and after each such change according to the number of days in each such portion, and the items so allocated for each such portion shall be allocated to the Members in the manner in which such items are allocated as provided in section 9.1.1 during each such portion of the taxable year in question.

9.1.9   Effect of Special Allocations on Subsequent Allocations. Any special allocation of income or gain pursuant to subsections 9.1.3 or 9.1.4 hereof shall be taken into account in computing subsequent allocations of income and gain pursuant to this Section 9.1 so that the net amount of all such allocations to each Member shall, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this Section 9.1 if such special allocations of income or gain under subsection 9.1.3 or 9.1.4 hereof had not occurred.

9.1.10   Nonrecourse and Recourse Debt. Items of deduction and loss attributable to Member nonrecourse debt within the meaning of Section 1.7042(b)(4) of the Income Tax Regulations shall be allocated to the Members bearing the economic risk of loss with respect to such debt in accordance with Section 1704-2(i)(l) of the Income Tax Regulations. Items of deduction and loss attributable to recourse liabilities of the Company, within the meaning of Section 1.752-2 of the Income Tax Regulations, shall be allocated among the Members in accordance with the ratio in which the Members share the economic risk of loss for such liabilities.

9.1.11   State and Local Items. Items of income, gain, loss, deduction, credit and tax preference for state and local income tax purposes shall be allocated to and among the Members in a manner consistent with the allocation of such items for federal income tax purposes in accordance with the foregoing provisions of this Section 9.1.

Section 9.2   Accounting Matters. The Managers shall cause to be maintained complete books and records accurately reflecting the accounts, business and transactions of the Company on a calendar-year basis and using such cash, accrual, or hybrid method of accounting as in the judgment of the Management Committee or the Members, as the case may be, is most appropriate; provided, however, that books and records with respect to the Company's Capital Accounts and allocations of income, gain, loss, deduction or credit (or item thereof) shall be kept under U.S. federal income tax accounting principles as applied to partnerships.

Section 9.3   Tax Status and Returns.

9.3.1   Any provision hereof to the contrary notwithstanding, solely for United States federal income tax purposes, each of the Members hereby recognizes that the Company may be subject to the provisions of Subchapter K of Chapter 1 of Subtitle A of the Code;

provided, however, the filing of U.S. Partnership Returns of Income shall not be construed to extend the purposes of the Company or expand the obligations or liabilities of the Members.

9.3.2   The Manager shall prepare or cause to be prepared all tax returns and statements, if any, that must be filed on behalf of the Company with any taxing authority and shall make timely filing thereof. The Manager shall exercise commercially reasonable efforts, to prepare or cause to be prepared and delivered to each Member within ninety (90) days after the end of each calendar year a report setting forth in reasonable detail the information with respect to the Company during such calendar year reasonably required to enable each Member to prepare his or its federal, state and local income tax returns in accordance with applicable law then prevailing. Nonetheless, neither the Manager nor the Company shall be liable to any Member for failing to complete and deliver such tax information within said ninety (90) days and each Member acknowledges that they may have to file for an extension of time to file their personal tax returns.

ARTICLE 10

DISTRIBUTIONS

Section 10.1   Distributions of Distributable Cash.   All Distributions are at the discretion of the Manager. Distributions of Distributable Cash if any, shall be distributed quarterly, within forty-five (45) days after the end of each calendar quarter. All distributions of Net Operating Cash Flow, if any, shall be distributed as follows: (i) first, to the Class A Members to the extent of the Class A Preferred Return and to the Class B Members by Percentage Interests. Notwithstanding the foregoing, the Manager at its discretion may delay or defer any distributions. Upon liquidation of the Company, distributions shall be first to the Class A Members to the extent and in proportion with their Invested Capital Contributions until the aggregate amount distributed to such Class A Members in accordance with this Section 10.1 is sufficient to provide for a return of such Members' Capital Contributions by the Company, and second, to the Class A Members until the Class A Preferred Return has been paid in full, then third to the Class B Members, pro-rata until their Capital accounts are reduced to zero; and fourth, the balance to the Class B Members, pro rata. The Manager has sole discretion as to the distribution or utilization of proceeds from refinancing of any property, provided that the Class A Preferred Return shall always be paid current before any distributions to the Class B Members.

Section 10.2   Form of Distributions.

10.2.1 No Member, regardless of the nature of the Member's Capital Contribution, has any right to demand and receive any distribution from the Company in any form other than money. No Member may be compelled to accept from the Company a distribution of any asset in kind.

10.2.2 Without limiting the generality of subsection 10.2.1, the Managers may, with the consent of the Member receiving the distribution and other Members holding not less than a majority of the Percentage Interests of all classes voting together as single class, distribute specific property or assets of the Company to one or more Members.

Section 10.3   Restriction on Distributions.

        10.3.1 No distribution shall be made if, after giving effect to the distribution:

        (A)   The Company would not be able to pay its debts as they become due in the usual course of business; or

        (B)   The Company's total assets would be less than the sum of its total liabilities plus, unless this Agreement provides otherwise, the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights of other Members, if any, upon dissolution that are superior to the rights of the Member receiving the distribution.

        10.3.2 The Managers may base a determination that a distribution is not prohibited on any of the following:

        (A)   financial statements prepared on the basis of accounting practices and principles that are reasonable in the circumstances;

        (B)   A fair valuation; or

        (C)   Any other method that is reasonable in the circumstances.

        The effect of a distribution is to be measured as of the date the distribution is authorized if the payment is to occur within one hundred twenty (120) days after the date of authorization, or the date payment is made if it is to occur more than one hundred twenty (120) days after the date of authorization.

        Section 10.4   Return of Distributions. Members and Assignees who receive distributions made in violation of the Act or this Agreement shall return such distributions to the Company. Except for those distributions made in violation of the Act or this Agreement, no Member or Assignee shall be obligated to return any distribution to the Company or pay the amount of any distribution for the account of the Company or to any creditor of the Company. The amount of any distribution returned to the Company by a Member or Assignee or paid by a Member or Assignee for the account of the Company or to a creditor of the Company shall be added to the account or accounts from which it was subtracted when it was distributed to the Member or Assignee.

        Section 10.5   Withholding from Distributions. To the extent that the Company is required by law to withhold or to make tax or other payments on behalf of or with respect to any Member, the Company may withhold such amounts from any distribution and make such payments as so required. For purposes of this Agreement, any such payments or withholdings shall be treated as a distribution to the Member on behalf of whom the withholding or payment was made.

        Section 10.6   754 Election. In the event of a distribution of property to a Member, the death of an individual Member or a transfer of any interest in the Company permitted under the Act or this Agreement, the Company may, in the discretion of the Managers upon the written request of the transferor or transferee, file a timely election under Section 754 of the Code and the Income Tax Regulations thereunder to adjust the basis of the Company's assets under Section 734(b) or 743(b) of the Code and a corresponding election under the applicable provisions of state and local law, and the person making such request shall pay all costs incurred by the Company in connection therewith, including reasonable attorneys' and accountants' fees.

ARTICLE 11

TRANSFER OF INTERESTS; ADMISSION OF MEMBERS; OPTION TO PURCHASE INTEREST OF DECEASED OR DISSOLVED MEMBER; RIGHT OF FIRST REFUSAL

Section 11.1   Transfer of Interests.

11.1.1 No Member may sell, exchange, transfer, assign, make a gift of, pledge, encumber, hypothecate or alienate (each a "transfer") his or its Interest in the Company to any Person, not already a Member, and no transferee of a Member's Interest may be admitted as a Member, unless (i) the Managers vote to approve the transfer of the Interest and admission of the transferee as a Member. No Person may be admitted as a Member of the Company unless such Person obtains all regulatory approvals required as a result of the Company holding one or more licenses to operate. Any transfer, sale or conveyance of any Interest in the Company to a person lacking the requisite regulatory approval shall be void and of no legal effect.

11.1.2 Any transferee of a Member's Interest who fails to comply with subsection 11.1.1 shall have no right to vote or otherwise participate in the business and affairs of the Company or to become a Member; provided, however, that if the transferee is already a Member, then such transferee Member shall only be entitled to vote the Interest which he or it held prior to the transfer.

11.1.3 Any transferee of a Member's Interest who fails to comply with subsection 11.1.1 shall only be entitled to receive the share of profits or other compensation by way of income and the return of Capital Contributions, if any, to which the transferring Member would otherwise be entitled.

11.1.4 Subject to the restrictions set forth in this Section 11.1, certificates evidencing interests in the Company may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, but in the absence of such written instrument of transfer the Managers or officers may accept such evidence of a transfer of a Member's Interest as they consider appropriate.

Section 11.2   Admission of New Members.

11.2.1 No Person shall be admitted as a Member of the Company by assignment or sale of a Member's Interest to a person not a already a Member unless (i) the Managers shall have voted to approve the admission of such Person as a new Member.

11.2.2 No person shall be admitted to the Company as a new member contributing new capital without the approval of the Manager(s) and in compliance with Section 8.2.1. Upon the admission of a new Member contributing new capital in accordance with the

Act and this Agreement, at the discretion of the Manager, there may be a special closing of the books solely for the purpose of determining the value of the Company's assets on such date by whatever method the Managers, in their sole and absolute discretion, consider reasonable, and the Capital Accounts of the existing Members may be adjusted based upon their Percentage Interests in the determined asset value. The new Member shall pay in his or its Capital Contribution in accordance with subsection 8.1.2, the Company shall establish a Capital Account which shall be credited with the Capital Contribution of the new Member, and ***Exhibits "1" and "2"*** shall be adjusted to reflect the new Percentage Interests and Capital Accounts of the Members.

Section 11.3   Right of First Refusal for Sales of Interests by Members. Subject to Sections 11.1 and 11.2 of this Agreement and the Act, in the event that any Member (sometimes referred hereinafter as an "Offering Member") wishes to sell, exchange, transfer, assign, make a gift of, pledge, encumber, hypothecate or alienate (hereinafter collectively referred to as a "transfer") any or all of his or its Interest in the Company, such Offering Member shall first offer to sell such Interest to each of the other Members pro rata according to their Percentage Interests at the price, upon the terms and conditions and in the manner herein provided.

Section 11.4   Procedure for Right of First Refusal.

11.4.1 In the event the Offering Member shall desire to transfer any Interest, the Offering Member shall give notice (for purposes of this Section 11.4, the "Notice") in writing to each of the other Members, at their last known address as delineated at ***Exhibit "1,"*** stating his or its bona fide intention to transfer such Interest, the name of the prospective transferee(s), the Interest to be sold or transferred (the "Offering Member's Interest"), and the purchase price at or consideration for which such Offering Member's Interest is proposed to be transferred.

11.4.2 Upon receipt of the Notice, each of the other Members shall have the first right and option to agree to purchase all (subject to subsection 11.4.5 hereof) of the Offering Member's Interest transferred or proposed to be transferred, at the price determined by the Notice, exercisable for a period of thirty (30) days from the date of receipt of the Notice, deemed received three (3) business days after the date of mailing.

11.4.3 Failure by all or any of the other Members to respond to the Notice within the thirty (30) day period shall be deemed to constitute a notification to the Offering Member of the decision of the non-responding Members not to exercise the first right and option to purchase the Offering Member's Interest under this Section. Upon the decision and notice by the other Members to purchase all the Offering Member's Interest, the parties to such purchase shall close such purchase within thirty (30) days thereafter.

11.4.4 If any Member does not purchase his or its pro rata share of the Offering Member's Interest, the other Members may purchase the non-purchasing Members' portion of the Offering Member's Interest on a pro rata basis within ten (10) days from the date such non-purchasing Members fail to exercise their right of first refusal hereunder.

If the Members do not purchase all of the Offering Member's Interest, the Company may purchase the remainder of the Offering Member's Interest within thirty (30) days thereafter.

11.4.5 Unless all of the Offering Member's Interest referred to in the Notice is purchased, none of such Interest may be purchased, any payment submitted by the other Members shall be returned to them, and written notice shall be given to the Offering Member (or his or its successor) and the transferee of the Offering Member, that the options hereunder have not been exercised with respect to all of the Offering Member's Interest. If options to purchase all of such Offering Member's Interest are effectively exercised hereunder, the Company shall notify the Offering Member (or his or its successor) and the transferee of the Offering Member, of the fact. Immediately upon receipt of notice that all the Offering Member's Interest is to be purchased, the Offering Member (or his or its successor) or the transferee of the Offering Member, shall deliver to the purchasing Member(s) and/or the Company, a proper assignment in blank for such Offering Member's Interest with signatures properly guaranteed and with such other documents as may be required to provide reasonable assurance that each necessary endorsement is genuine and effective, in exchange for payment as provided for in Section 11.5 by the purchasing Member(s) and/or the Company representing the total purchase price. Any Interest acquired by the purchasing Member(s) and/or the Company shall be subject to the provisions and restrictions of this Agreement.

11.4.6 Subject always to Sections 11.1 and 11.2, if the options specified herein are not exercised with respect to all of the Offering Member's Interest referred to in the Notice, then, within ninety (90) days after written notice is given by the Company that the options have not been exercised, the Offering Member may transfer all or any part of such Interest referred to in the Notice to any person or persons named as transferees, in the manner described; provided, however, that the Offering Member shall not transfer such Interest on terms more favorable to the purchaser than those specified in said Notice; and provided further, that any Interest disposed of and sold to such transferees shall remain subject to the provisions and restrictions of this Agreement. If the Offering Member does not make such transfer in accordance with the Notice within such 90 days, he or it shall be required to recommence the notice pursuant to 11.1.1. and again comply with the provisions of this Section 11.4 before he or it may transfer any Interest in the Company.

Section 11.5   Payment of Purchase Price.

11.5.1 The payment of the purchase price shall be in cash or, if non-cash consideration is used, it shall be subject to this Section 11.5.2.

11.5.2 If non-cash consideration is used by the purchaser, such consideration shall be valued by either:

(A)   its fair market value as agreed upon by the parties and the Company; or

(B)   if the parties cannot agree, an arbitration conducted pursuant to Section 19.9 of this Agreement to determine its value.

ARTICLE 12

ACCOUNTING, RECORDS, REPORTING TO AND BY MEMBERS

Section 12.1   **Books and Records**. The books and records of the Company shall be kept, and the financial position and the results of its operations recorded, in accordance with the accounting methods followed for United States federal income tax purposes. The books and records of the Company shall reflect all the Company's transactions and shall be appropriate and adequate for the Company's business. The Company shall maintain at its principal office all of the following:

12.1.1 A current list of the full name and last known business or residence address of each Member and Assignee set forth in alphabetical order, together with the Capital Contributions, Capital Accounts, and Percentage Interests of each Member or Assignee;

12.1.2 A current list of the full name and business or residence address of each Manager;

12.1.3 A copy of the Certificate of Formation and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Certificate of Formation or any amendments thereto have been executed;

12.1.4 Copies of the Company's U.S. federal, state and local income tax or information returns and reports, if any, and any tax returns or reports filed by or on behalf of the Company in any other jurisdiction, for the six (6) most recent taxable years;

12.1.5 A copy of this Agreement and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed;

12.1.6 Copies of the financial statements of the Company, if any, for the six (6) most recent fiscal years as applicable; and

12.1.7 Copies of all Company contracts.

12.18 The accounting records of the company, including, without limitation, checks, cancelled checks, bank statements, ledgers, invoices and similar records.

Section 12.2   **Delivery to Members and Inspection**.

12.2.1 Upon the request of any Member for purposes reasonably related to the interest of that Person as a Member, the Managers shall promptly deliver to the requesting Member, at the expense of the Member, a copy of the information required to be maintained under subsections 12.1.1, 12.1.2 and 12.1.4, and a copy of this Agreement.

12.2.2 Each Member and Manager has the right, upon reasonable request for purposes reasonably related to the interest of the Person as Member or Manager, to:

(A)   inspect and copy during normal business hours any of the Company records described in subsections 12.1.1 – 12.1.7, inclusive, of this Agreement; and

(B)   obtain from the Managers, promptly after their becoming available, a copy of the Company's U.S. federal, state and local income tax or information returns and reports and any tax returns and reports filed in any other jurisdiction for each fiscal year of the Company.

12.2.3 The Managers shall be responsible for the preparation of financial reports of the Company and for the coordination of financial matters of the Company with the Company's accountants. Annual compiled financial statements shall be prepared that include a statement showing any item of income, gain, deduction, credit or loss allocable for U.S. federal income tax purposes pursuant to the terms of this Agreement.

12.2.4 Any inspection or copying by a Member under this Section 12.2 may be made by that Person or that Person's agent or attorney.

Section 12.3   Filings. The Managers, at the Company's expense, shall cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities. The Managers, at Company expense, shall also cause to be prepared and timely filed, with appropriate federal and state regulatory and administrative bodies, amendments to or restatements of, the Certificate of Formation and all reports required to be filed by the Company with those entities under the Act or other then-current applicable laws, rules and regulations. If a Manager required by the Act to execute or file any document fails, after demand, to do so within a reasonable period of time or refuses to do so, any other Managers or Member may prepare, execute and file that document with the Delaware Secretary of State.

Section 12.4   Bank Accounts. The Managers shall maintain the funds of the Company in one or more separate bank accounts in the name of the Company, and shall not permit the funds of the Company to be commingled in any fashion with the funds of any other Person. In the event the Company is unable to obtain bank accounts, the funds of the Company may be held as determined by the Managers.

Section 12.5   Accounting Decisions and Reliance on Others. All decisions as to accounting matters, except as otherwise specifically set forth herein, shall be made by the Managers. The Managers may rely upon the advice of the Company's accountants as to whether such decisions are in accordance with accounting methods followed for U.S. federal income tax purposes or for purposes of any other jurisdiction in which the Company does business or is required to file tax returns or reports under applicable law.

ARTICLE 13

DISSOLUTION AND LIQUIDATION

Section 13.1   Dissolution. Subject to the provisions of the Act or the Certificate of Formation, the Company shall be dissolved and its affairs wound up upon the first to occur of the following:

13.1.1 At the time specified in the Certificate of Formation, or upon the expiration of the term specified in <u>Section 2.3</u> of this Agreement; or

13.1.2 The written consent of Members holding a majority of the Percentage Interests of all classes voting together as a single class; or

13.1.3 Upon the sale of substantially all of the assets of the Company, as authorized by the Manager.

Section 13.2 **Liquidation**.

13.2.1 Upon the occurrence of any of the events of dissolution as set forth in <u>Section 13.1</u> of this Agreement, the Company shall cease to engage in any further business, except to the extent necessary to perform existing obligations, and shall wind up its affairs and liquidate its assets. The Managers or Trustee appointed by the Managers, or if there be no Managers then in office by the Members (by a vote of Members holding not less than a majority of the Percentage Interests of all classes voting together as a single class), shall appoint a liquidating trustee (who may, but need not, be a Member) who shall have sole authority and control over the winding up and liquidation of the Company's business and affairs and shall diligently pursue the winding up and liquidation of the Company in accordance with the Act. As soon as practicable after his or her appointment, the liquidating trustee shall cause to be filed a statement of intent to dissolve as required by the Act.

13.2.2 During the course of liquidation, the Members shall continue to share profits and losses as provided in <u>Section 10.1</u> of this Agreement, but there shall be no cash distributions to the Members until the Distribution Date (as defined in <u>Section 13.3</u>).

Section 13.3 **Liabilities**. Liquidation shall continue until the Company's affairs are in such condition that there can be a final accounting, showing that all fixed or liquidated obligations and liabilities of the Company are satisfied or can be adequately provided for under this Agreement. The assumption or guarantee in good faith by one or more financially responsible Persons shall be deemed to be an adequate means of providing for such obligations and liabilities. When the liquidating trustee has determined that there can be a final accounting, the liquidating trustee shall establish a date (not to be later than the end of the taxable year of the liquidation, i.e., the time at which the Company ceases to be a going concern as provided in Section 1.704-1(b)(2)(ii)(g) of the Income Tax Regulations, or, if later, ninety (90) days after the date of such liquidation) for the distribution of the proceeds of liquidation of the Company (the "Distribution Date"). The net proceeds of liquidation of the Company shall be distributed to the Members as provided in <u>Section 13.5</u> hereof not later than the Distribution Date.

Section 13.4 Upon dissolution and termination, the Manager or liquidating trustee, as the case may be, shall wind up the affairs of the Company, shall sell all the Company assets as promptly as consistent with obtaining, insofar as possible, the fair value thereof after paying all liabilities, including all costs of dissolution. The proceeds from the liquidation of the assets of the Company and collection of the receivables of the Company, together with the assets distributed in kind, to the extent sufficient therefore, shall be applied and distributed in the following descending order of priority:

13.4.1 to the payment and discharge of all of the Company's debts and liabilities and the expenses of the Company including liquidation expenses;

13.4.2 to the creation of any reserves which the Manager deems necessary for any contingent or unforeseen liabilities or obligations of the Company;

13.4.3 to the payment and discharge of all of the Company's debts and liabilities owing to Members, but if the amount available for payment is insufficient, then pro rata in proportion to the amount of the Company debts and liabilities owing to each Member; and

13.4.4 to all the Members in the proportion of their respective positive Capital Accounts, as those accounts are determined after all adjustments to such accounts for the taxable year of the Company during which the liquidation occurs as are required by this Agreement and Income Tax Regulations § 1.704-I(b), such adjustments to be made within the time specified in such Income Tax Regulations;

13.4.5 to the Members in proportion to their Percentage Interests as set forth in *Exhibit "2"*.

Section 13.5 **Certificate of Cancellation.** Upon dissolution and liquidation of the Company, the liquidating trustee shall cause to be executed and filed with the Secretary of State of the State of Delaware, a certificate of cancellation in accordance with the Act.

ARTICLE 14

INDEMNIFICATION

Section 14.1 **Indemnification: Proceeding Other than by Company**. The Company may, but is not obligated to, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the Company, by reason of the fact that he or she is or was a Manager, Member, officer, employee or agent of the Company, or is or was serving at the request of the Company as a manager, member, shareholder, director, officer, partner, trustee, employee or agent of any other Person, joint venture, trust or other enterprise, against expenses, including reasonable attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company, and that, with respect to any criminal action or proceeding, he or she had reasonable cause to believe that his or her conduct was unlawful. Notwithstanding the foregoing, there shall be no indemnification for any act found to constitute gross negligence, wanton, willful or intentional misconduct.

Section 14.2 **Indemnification: Proceeding by Company.** The Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he or she is or was a Manager, Member, officer, employee or agent of the Company, or is or was serving at the request of the Company as a manager, member, shareholder, director, officer, partner, trustee, employee or agent of any other Person, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and reasonable attorneys' fees actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the Company or for amounts paid in settlement to the Company, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 14.3 **Mandatory Indemnification**. To the extent that a Manager, Member, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding described in Sections 14.1 and 14.2, or in defense of any claim, issue or matter therein, he or she must be indemnified by the Company against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense.

Section 14.4 **Authorization of Indemnification**. Any indemnification under Sections 14.1 and 14.2, unless ordered by a court or advanced pursuant to Section 14.5, may be made by the Company only as authorized in the specific case upon a determination that indemnification of the Manager, Member, officer, employee or agent is proper in the circumstances. The determination must be made by a majority of the Class B Members if the person seeking indemnity is not a Class B Member or by independent legal counsel selected by the Managers in a written opinion.

Section 14.5 **Mandatory Advancement of Expenses**. The expenses of Managers, Members and officers incurred in defending a civil or criminal action, suit or proceeding must be paid by the Company as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the Manager, Member or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Company. The provisions of this Section 14.5 do not affect any rights to advancement of expenses to which personnel of the Company other than Managers, Members or officers may be entitled under any contract or otherwise.

Section 14.6 **Effect and Continuation**. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to Sections 14.1 – 14.5, inclusive:

14.6.1 Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the Certificate of Formation or any limited liability company agreement, vote of Members or disinterested Managers, if any, or otherwise, for either an action in his or her official capacity or an action in another capacity while holding his or her office, except that indemnification, unless ordered by a court pursuant to Section 14.2 or for the advancement of expenses made pursuant to Section 14.5, may not be made to or on behalf of any Member, Manager or officer if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, breach of fiduciary duty, fraud or a knowing violation of the law and was material to the cause of action.

    14.6.2 Continues for a person who has ceased to be a Member, Manager, officer, employee or agent and inures to the benefit of his or her heirs, executors and administrators.

    Section 14.7 **Notice of Indemnification and Advancement** Any indemnification of, or advancement of expenses to, a Manager, Member, officer, employee or agent of the Company in accordance with this Article 14, if arising out of a proceeding by or on behalf of the Company, shall be reported promptly in writing to the Members

    Section 14.8 **Repeal or Modification**. Any repeal or modification of this Article 14 by the Members of the Company shall not adversely affect any right of a Manager, Member, officer, employee or agent of the Company existing hereunder at the time of such repeal or modification.

ARTICLE 15

SEAL

    Section 15.1 **Seal**. The Managers or, if no Managers shall have been elected, the Members may adopt a seal of the Company in such form as the Managers or the Members, as the case may be, shall decide.

ARTICLE 16

INVESTMENT REPRESENTATIONS; PRIVATE OFFERING EXEMPTION

    Each Member, by his or its execution of this Agreement, hereby represents and warrants:

    Section 16.1 **Experience**. By reason of his or its business or financial experience, or by reason of the business or financial experience of his or its financial advisor who is unaffiliated with and who is not compensated, directly or indirectly, by the Company or any affiliate or selling agent of the Company, such Member is capable of evaluating the risks and merits of an investment in the Company and of protecting his or its own interests in connection with this investment.

    Section 16.2 **Investment Intent**. Such Member is acquiring the Interest for investment purposes for his or its own account only and not with a view to or for sale in connection with any distribution of all or any part of the Interest.

    Section 16.3 **Economic Risk**. Such Member is financially able to bear the economic risk of his or its investment in the Company, including the total loss thereof.

Section 16.4 **No Registration of Interests** Such Member acknowledges that the Interests have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or qualified under any state securities law or under the laws of any other jurisdiction, in reliance, in part, on such Member's representations, warranties and agreements herein.

Section 16.5 **No Obligation to Register**. Such Member acknowledges and agrees that the Company and the Managers are under no obligation to register or qualify the Interests under the Securities Act or under any state securities law or under the laws of any other jurisdiction, or to assist such Member in complying with any exemption from registration and qualification.

Section 16.6 **No Disposition in Violation of Law**. Without limiting the representations set forth above, and without limiting Article 11 of this Agreement, such Member will not make any disposition of all or any part of the Interests which will result in the violation by such Member or by the Company of the Securities Act or any other applicable securities laws. Without limiting the foregoing, each Member agrees not to make any disposition of all or any part of the Interests unless and until:

16.6.1 there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement and any applicable requirements of state securities laws; or

16.6.2 such Member has notified the Company of the proposed disposition and has furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Managers, such Member has furnished the Company with a written opinion of legal counsel, reasonably satisfactory to the Company, that such disposition will not require registration of any securities under the Securities Act or the consent of or a permit from appropriate authorities under any applicable state securities law or under the laws of any other jurisdiction.

Section 16.7 **Financial Estimate and Projections.** That he/it understands that all projections and financial or other materials which it may have been furnished are not based on historical operating results, because no reliable results exist, and are based only upon estimates and assumptions which are subject to future conditions and events which are unpredictable and which may not be relied upon in making an investment decision.

ARTICLE 17

COMPANY LOANS AND GUARANTEES

Section 17.1 **General**. The provisions contained in this Article 17 set forth the terms and conditions by which the Company may make a loan or guarantee to or for the benefit of any Manager or officer of the Company.

Section 17.2 **Members' Approval Required**. The Company shall not make any loan of money or property to, or guarantee the obligation of, any Manager of the Company for any purpose not directly related to the business of the Company and unless the transaction or an employee benefit plan authorizing such loans or guarantees, after disclosure of the right under such a plan to include Managers, is approved by a majority vote of by class of the Class B andClass B Members.

Section 17.3 **Loans Generally Not to be Secured upon Interests in the Company**. The Company shall not make any loan of money or property to, or guarantee the obligation of, any person upon the security of Interests in the Company, unless the loan or guarantee is (i) otherwise adequately secured, or, (ii) made pursuant to an employee benefit plan permitted by law, and (iii) approved by Members holding not less than fifty percent in interest of each class of Members.

Section 17.4 **Advances for Expenses of Managers and Officers**. Notwithstanding anything to the contrary contained in Section 17. hereof, the Company may advance money to any Manager or officer of the Company for any expenses reasonably anticipated to be incurred in the performance of the duties of such Manager or officer, provided that in the absence of such advance such Manager or officer would be entitled to be reimbursed for such expenses by this Company or any subsidiary of this Company.

ARTICLE 18

DEFAULTS AND REMEDIES

Section 18.1 **Defaults.** If a Member materially defaults in the performance of his or its obligations under this Agreement, and (a) such default is not cured within ten (10) days after written notice of such default is given by a Manager or any of the other Members to the defaulting Member for a default that can be cured by the payment of money, or (b) within thirty (30) days after written notice of such default is given by a Manager or any of the other Members to the defaulting Member for any other default, then the non-defaulting Members shall have the rights and remedies described in Section 18.2 hereunder in respect of the default.

Section 18.2 **Remedies.** If a Member fails to perform his or its obligations under this Agreement, the Company and such other Member shall have the right, in addition to all other rights and remedies provided herein, on behalf of himself or itself, the Company or the Members, to bring the matter to arbitration pursuant to Section 19.9. The award of the arbitrator in such a proceeding may include an order for specific performance by the defaulting Member of his or its obligations under this Agreement, an award for damages for payment of sums due to the Company or to a Member, and/or may result in the defaulting Member's expulsion. Upon expulsion, a Member shall no longer have any ongoing rights, but shall be entitled to pro rata allocation and distribution of profits, if any, for the year of expulsion.

ARTICLE 19

MISCELLANEOUS

Section 19.1 **Entire Agreement.** This Agreement, and the Exhibits hereto, constitute the entire agreement among the Members with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements, representations, and understandings of the parties. No party hereto shall be liable or bound to the other in any manner by any warranties, representations or covenants with respect to the subject matter hereof except as specifically set forth herein.

Section 19.2   Amendments.

19.2.1 This Agreement may be amended by the Class B Members in accordance with Section 4.6.2, with respect to clerical or administrative amendments in the case of clerical or administrative amendments and any amendments not subject to the requirements of Section 4.6.3.

19.2.2 The Certificate of Formation may only be amended by the affirmative vote of all the Members. Any such amendment shall be in writing and shall be executed and filed in accordance with the Act.

Section 19.3   No Waiver. No consent or waiver, express or implied, by the Company or a Member to or of any breach or default by any Member in the performance by such Member of his or its obligations under this Agreement shall constitute a consent to or waiver of any similar breach or default by that or any other Member. Failure by the Company or a Member to complain of any act or omission to act by any Member, or to declare such Member in default, irrespective of how long such failure continues, shall not constitute a waiver by the Company or such Member of his or its rights under this Agreement.

Section 19.4   Representation of Shares of Companies or Interests in Other Entities. Any Manager of this Company is authorized to vote, represent and exercise on behalf of this Company all rights incident to any and all shares of any other company or companies, or any interests in any other Person, standing in the name of this Company. The authority herein granted to said Managers or officers to vote or represent on behalf of this Company any and all shares held by this Company in any other company or companies, or any interests in any other Person, may be exercised by such Managers in person or by any other person authorized so to do by proxy or power of attorney duly executed by said Managers or officers.

In the event of any inconsistency in the actions taken by any Manager or by the president (or vice president) and secretary (or assistant secretary), the decision or action of a Manager shall prevail over any decision or action of an officer, and the decision or action of the president shall prevail over that of any other officer.

Section 19.5   Third Parties. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

Section 19.6   Severability. If one or more provisions of this Agreement are held by a proper court to be unenforceable under applicable law, portions of such provisions, or such provisions in their entirety, to the extent necessary and permitted by law, shall be severed herefrom and the balance of this Agreement shall be enforced in accordance with its terms.

Section 19.7   Governing Law. This Agreement shall be governed by and construed under the substantive laws of the State of Delaware, without regard to Delaware choice of law principles.

Section 19.8   Mandatory Mediation. The parties agree that any and all disputes, claims or controversies arising out of or relating to this Agreement shall be submitted to JAMS (jamsadr.com, or its successor, for mediation, and if the matter is not resolved through mediation, then it shall be submitted to JAMS, or its successor, for final and binding arbitration pursuant to the clause set forth in SECTION 19.9 below. Either party may commence mediation by providing to JAMS and the other party a written request for mediation, setting forth the subject of the dispute and the relief requested. The parties will cooperate with JAMS and with one another in selecting a mediator from the JAMS panel of neutrals and in scheduling the mediation proceedings. The parties agree that they will participate in the mediation in good faith and that they will share equally in its costs. All offers, promises, conduct and statements, whether oral or written, made in the course of the mediation by any of the parties, their agents, employees, experts and attorneys, and by the mediator or any JAMS employees, are confidential, privileged and inadmissible for any purpose, including impeachment, in any arbitration or other proceeding involving the parties, provided that evidence that is otherwise admissible or discoverable shall not be rendered inadmissible or non-discoverable as a result of its use in the mediation.

19.8.2 Either party may initiate arbitration with respect to the matters submitted to mediation by filing a written demand for arbitration at any time following the initial mediation session or at any time following 45 days from the date of filing the written request for mediation, whichever occurs first ("Earliest Initiation Date"). The mediation may continue after the commencement of arbitration if the parties so desire.

19.8.3 At no time prior to the Earliest Initiation Date shall either side initiate an arbitration or litigation related to this Agreement except to pursue a provisional remedy that is authorized by law or by JAMS Rules or by agreement of the parties. All applicable statutes of limitation and defenses based upon the passage of time shall be tolled until 15 days after the Earliest Initiation Date. The parties will take such action, if any, required to effectuate such tolling.

Section 19.9   Arbitration. Any party to this Agreement may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a Claim be final and binding arbitration pursuant to this Section 19.9 (this "**Arbitration Provision**"). The arbitration shall be conducted in Baltimore, Maryland. As used in this Arbitration Provision, "**Claim**" shall include any past, present, or future claim, dispute, or controversy involving a Member (or persons claiming through or connected with a Member), on the one hand, and the Company or the Manager, on the other hand, relating to or arising out of this Agreement, any subscription agreement or related documents, any Interests, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except to the extent provided otherwise in the last sentence of sub-section (e) below) the validity or enforceability of this Arbitration Provision, any part thereof, or the entire Agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters

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arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. This Arbitration Provision applies to claims under the U.S. federal securities laws and to all claims that that are related to the Company, including with respect to an Offering, the Company's holdings (including the holdings of any subsidiary), the Interests, the Company's ongoing operations and the management of the Company's investments, among other matters. The scope of this Arbitration Provision is to be given the broadest possible interpretation that is enforceable. The party initiating arbitration shall do so with JAMS (jamsadr.com). The arbitration shall be conducted according to, and the location of the arbitration shall be determined in accordance with, the rules and policies of the administrator selected, except to the extent the rules conflict with this Arbitration Provision or any countervailing law. In the case of a conflict between the rules and policies of the administrator and this Arbitration Provision, this Arbitration Provision shall control, subject to countervailing law, unless all parties to the arbitration consent to have the rules and policies of the administrator apply. In any arbitration arising out of or related to this Agreement, requests for documents:

19.9.1 Shall be limited to documents which are directly relevant to significant issues in the case or to the case's outcome;

19.9.2 Shall be restricted in terms of time frame, subject matter and persons or entities to which the requests pertain; and

19.9.3 Shall not include broad phraseology such as "all documents directly or indirectly related to." (See JAMS Discovery Protocols; JAMS Arbitration Rule 16.2).

19.9.4 There shall be production of electronic documents only from sources used in the ordinary course of business. Absent a showing of compelling need, no such documents are required to be produced from backup servers, tapes or other media.

19.9.5 Absent a showing of compelling need, the production of electronic documents shall normally be made on the basis of generally available technology in a searchable format which is usable by the party receiving the e-documents and convenient and economical for the producing party. Absent a showing of compelling need, the parties need not produce metadata, with the exception of header fields for email correspondence.

19.9.6 The description of custodians from whom electronic documents may be collected shall be narrowly tailored to include only those individuals whose electronic documents may reasonably be expected to contain evidence that is material to the dispute.

19.9.7 Where the costs and burdens of e-discovery are disproportionate to the nature of the dispute or to the amount in controversy, or to the relevance of the materials requested, the arbitrator will either deny such requests or order disclosure on condition that the requesting party advance the reasonable cost of production to the other side, subject to the allocation of costs in the final award. (See JAMS Discovery Protocols; JAMS Arbitration Rule 16.2).

19.9.8 In any arbitration arising out of or related to this Agreement, there shall be no interrogatories or requests to admit.

19.9.9 If the Company elects arbitration, the Company shall pay the administrator's filing costs and administrative fees (other than hearing fees). If a Member elects arbitration, filing costs and administrative fees (other than hearing fees) shall be paid in accordance with the rules of the administrator selected, or in accordance with countervailing law if contrary to the administrator's rules. The Company shall pay the administrator's hearing fees for one full day of arbitration hearings. Fees for hearings that exceed one day will be paid by the party requesting the hearing, unless the administrator's rules or applicable law requires otherwise, or a Member requests that the Company pay them and the Company agrees to do so. Each party shall bear the expense of its own attorney's fees, except as otherwise provided by law. If a statute gives a Member the right to recover any of these fees, these statutory rights shall apply in the arbitration notwithstanding anything to the contrary herein.

19.9.10   Within 30 days of a final award by the arbitrator, a party may appeal the award for reconsideration by a three- arbitrator panel selected according to the rules of the arbitrator administrator.   In the event of such an appeal, an opposing party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider de novo all aspects of the initial award that are appealed. Costs and conduct of any appeal shall be governed by this Arbitration Provision and the administrator's rules, in the same way as the initial arbitration proceeding. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act (the "**FAA**"), and may be entered as a judgment in any court of competent jurisdiction.

19.9.11   The Company agrees not to invoke the right to arbitrate an individual Claim that a Member may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS (INCLUDING AS PRIVATE ATTORNEY GENERAL ON BEHALF OF OTHERS), EVEN IF THE CLAIM OR CLAIMS THAT ARE THE SUBJECT OF THE ARBITRATION HAD PREVIOUSLY BEEN ASSERTED (OR COULD HAVE BEEN ASSERTED) IN A COURT AS CLASS REPRESENTATIVE, OR COLLECTIVE ACTIONS IN A COURT.

19.9.12   Unless otherwise provided in this Agreement or consented to in writing by all parties to the arbitration, no party to the arbitration may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. Unless consented to in writing by all parties to the arbitration, an award in arbitration shall determine the rights and obligations of   the named parties only, and only with respect to the claims in arbitration, and shall not: (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any Claim of anyone other than a named party; or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify or fail to enforce this subsection 19.9.12 and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this subsection 19.9.12 shall be determined exclusively by a court and not by the administrator or any arbitrator.

19.9.13　　　　This Arbitration Provision is made pursuant to a transaction involving interstate commerce and shall be governed by and enforceable under the FAA. The arbitrator will apply substantive law consistent with the FAA and applicable statutes of limitations. The arbitrator may award damages or other types of relief permitted by applicable substantive law, subject to the limitations set forth in this Arbitration Provision. The arbitrator will not be bound by judicial rules of procedure and evidence that would apply in a court. The arbitrator shall take steps to reasonably protect confidential information.

19.9.14　　　　This Arbitration Provision shall survive: (i) suspension, termination, revocation, closure or amendments to this Agreement and the relationship of the parties; (ii) the bankruptcy or insolvency of any party hereto or other party; and (iii) any transfer of any loan or Interests or any amounts owed on such loans or notes, to any other party. If any portion of this Arbitration Provision other than subsection 19.9.12 is deemed invalid or unenforceable, the remaining portions of this Arbitration Provision shall nevertheless remain valid and in force. If arbitration is brought on a class, representative or collective basis, and the limitations on such proceedings in sub-section (e) are finally adjudicated pursuant to the last sentence of sub-section (e) to be unenforceable, then no arbitration shall be had. In no event shall any invalidation be deemed to authorize an arbitrator to determine Claims or make awards beyond those authorized in this Arbitration Provision.

19.9.15　　　　Each Member acknowledges, understands and agrees that: (a) arbitration is final and binding on the parties; (b) the parties are waiving their right to seek remedies in court, including the right to jury trial; (c) pre-arbitration discovery is generally more limited than and potentially different in form and scope from court proceedings; (d) the final award by the arbitrator is not required to include factual findings or legal reasoning and any party's right to appeal or to seek modification of a ruling by the arbitrators is strictly limited; and (e) the panel of arbitrators may include a minority of persons engaged in the securities industry.

19.9.16　　　　BY AGREEING TO BE SUBJECT TO THE ARBITRATION PROVISION CONTAINED IN THIS AGREEMENT, MEMBERS WILL NOT BE DEEMED TO WAIVE THE COMPANY'S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

19.9.17　　　　<u>Waiver of Court & Jury Rights</u>. THE PARTIES ACKNOWLEDGE THAT THEY HAVE A RIGHT TO LITIGATE CLAIMS THROUGH A COURT SOLELY BEFORE A JUDGE. THE PARTIES HEREBY KNOWINGLY AND VOLUNTARILY WAIVE THEIR RIGHTS TO A TRIAL BY JURY IN ANY LITIGATION RELATING TO THIS AGREEMENT, THE INTERESTS OR THE COMPANY, INCLUDING CLAIMS UNDER THE U.S. FEDERAL SECURITIES LAWS.

Section 19.10 **Payment of Legal Fees and Costs.** In the event that a Member: (a) initiates or asserts any suit, legal action, claim, counterclaim or proceeding regarding, relating to or arising under this Agreement, the Interests or the Company, including claims under the U.S. federal securities laws; and (b) does not, in a judgment on the merits, substantially achieve, in substance and amount, the full remedy sought or the equivalent is reached in settlement, then the Member shall be obligated to reimburse the Company and any parties indemnified by the Company for any and all fees, costs and expenses of every kind and description (including, but not limited to, all reasonable attorneys' fees, the costs of investigating a claim and other litigation expenses) that the Company and any parties indemnified by the Company may incur in connection with such Claim.

Section 19.11 **Choice of Venue.** Any suit, legal action or proceeding involving any dispute or matter regarding, relating to or arising under this Agreement shall be brought solely in the United States District Court for Baltimore, Maryland. All parties hereby consent to the exercise of personal jurisdiction, and waive all objections based on improper venue and/ or forum non conveniens, in connection with or in relation to any such suit, legal action or proceeding.

Section 19.12 **Notices.** Unless otherwise provided in this Agreement, any notice or other communication herein required or permitted to be given shall be in writing and shall be given by electronic communication, hand delivery, registered or certified mail, with proper postage prepaid, return receipt requested, or courier service regularly providing proof of delivery, addressed to the party hereto as provided as follows:

all communications intended for the Company shall be sent to and all communications intended for a Member shall be sent to the address of such Member set forth in *Exhibit "1"* to this Agreement.

For all purposes of this Agreement, a notice or communication will be deemed effective:

(A)   if delivered by hand or sent by courier, on the day it is delivered unless that day is not a day upon which commercial banks are open for business in the city specified (a "Local Business Day") in the address for notice provided by the recipient, or if delivered after the close of business on a Local Business Day, then on the next succeeding Local Business Day; or

(B)   if sent by registered or certified mail, on the tenth (10th) Local Business Day after the date of mailing.

Section 19.13 **Titles and Subtitles.** The titles of the sections and paragraphs of this Agreement are for convenience only and are not to be considered in construing this Agreement.

Section 19.14 **Currency.** Unless otherwise specified, all currency amounts in this Agreement refer to the lawful currency of the United States of America.

Section 19.15 **Partition.** Each Member irrevocably waives any right that it may have to maintain any action for partition with respect to any of the Company's property.

Section 19.16 **Counterparts.** This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument and shall become effective when there exist copies hereof which, when taken together, bear the authorized signatures of each of the parties hereto.

Section 19.17 <u>Preparation of Agreement.</u> This Operating Agreement has been prepared by David G. LeGrand, Esq. (the "Law Firm"), counsel for MANSOOR X II LLC in the course of its representation of it, and:

i. The Members have been advised by the Law Firm that a conflict of interest exists among the Members' individual interests; and

ii. The Members have been advised by the Law Firm to seek the advice of independent counsel; and

iii. The Members have been represented by independent counsel or have had the opportunity to seek such representation; and

iv. The Law Firm has not given any advice or made any representations to the members with respect to the tax consequences of this agreement; and

v. The Members have been advised that the terms and provisions of this agreement may have tax consequences and the Members have been advised by the Law Firm to seek independent counsel with respect thereto; and

vi. The Members have been represented by independent counsel or have had the opportunity to seek such representation with respect to the tax consequences of this agreement.

Section 19.18 <u>NO RELIANCE.</u> THE MEMBERS ACKNOWLEDGE THAT NEITHER THE MANAGER NOR ANY PERSON ACTING ON BEHALF OF THE MANAGER HAS MADE ANY REPRESENTATIONS OR WARRANTIES WITH RESPECT TO THE INTERESTS OR ANY SECURITIES OF THE COMPANY, AND THE MEMBERS CONFIRM THAT THEY HAVE NOT BASED THEIR INVESTMENT DECISIONS ON, AND ARE NOT RELYING ON, ANY REPRESENTATIONS OR WARRANTIES FROM THE MANAGER. NO PERSON ACTING ON BEHALF OF THE MANAGER OR COMPANY IS REPRESENTING OR ACTING ON BEHALF OF ANY MEMBER WITH RESPECT TO ANY MATTER RELATED TO THE COMPANY.

IN WITNESS WHEREOF, MANSOOR X II LLC, through its Manager and the Members hereby execute this Operating Agreement effective as of August 9, 2022.

MANSOOR X II LLC
a Delaware limited liability company

by its Manager

X Baltimore LLC

_____

By Marouane Bah, Manager

Class B Member:

Bmore Fund LLC

_____

By Marouane Bah, Manager

EXHIBIT "1"

Names, Addresses and Capital Contributions of Members

Class A Members	**Class A Interests**	**Capital Contributed**

Class B Members	**Class B Interests**	**Capital Contributed**
Bmore Fund LLC	1000	$10,000

414 Light Street
Unit 2103
Baltimore MD 21202

EXHIBIT "2"

Percentage Interests

Class of Member	Percentage Interest
Class A Members	The Class A Members are entitled to the Class A Preferred Return and do not have a Percentage Interest in the profits or losses of the Company,
Class B Member	The Percentage Interest of the Class B Members as determined by Section 1.1.12.

EXHIBIT "3"

MANAGER

Name | Address
X Baltimore LLC | 414 Light Street
| Unit 2103
| Baltimore MD 21202